UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 2

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Celsius Holdings, Inc.

(Exact name of registrant as specified in its charter)

2424 North Federal Highway, Suite 208
Boca Raton, Florida	33431
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 276-2239

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to
To be so registered	be registered

None	Not applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 par value

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

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When used in this Registration Statement, unless otherwise indicated, the terms “the Company,” “Celsius,” “we,” “us” and “our” refers to Celsius Holdings, Inc. and its subsidiaries.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that reflect our current views about future events. We use the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “will,” “intend,” “may,” “plan,” “project,” “should,” “could,” “seek,” “designed,” “potential,” “forecast,” “target,” “objective,” “goal,” or the negatives of such terms or other similar expressions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include described in “Item 1A. Risk Factors,” “Item 2. Financial Information” and elsewhere in this Registration Statement.

Item 1.	Business

Overview

We are engaged in the development, marketing, sale and distribution of “functional” calorie-burning fitness beverages under the Celsius® brand name. According to multiple clinical studies we funded, a single serving of Celsius® burns 100 to 140 calories by increasing a consumer’s resting metabolism an average of 12% and providing sustained energy for up to a three-hour period. Our exercise focused studies show Celsius delivers additional benefits when consumed prior to exercise. The studies shows benefits such as increase in fat burn, increase in lean muscle mass and increased endurance.

We seek to combine nutritional science with mainstream beverages by using our proprietary thermogenic (calorie-burning) MetaPlus® formulation, while fostering the goal of healthier everyday refreshment by being as natural as possible without the artificial preservatives often found in many energy drinks and sodas. Celsius® has no artificial preservatives, aspartame or high fructose corn syrup and is very low in sodium. Celsius® uses good-for-you ingredients and supplements such as green tea (EGCG), ginger, calcium, chromium, B vitamins and vitamin C. The main Celsius line of products are sweetened with sucralose, a sugar-derived sweetener that is found in Splenda®, which makes our beverages low-calorie and suitable for consumers whose sugar intake is restricted.

We have undertaken significant marketing efforts aimed at building brand awareness, including a wide variety of marketing vehicles such as television, radio, digital, social media, sponsorships, and magazine advertising. We also undertake various promotions at the retail level such as coupons and other discounts in addition to in-store sampling.

We do not directly manufacture our beverages, but instead outsource the manufacturing process to established third-party co-packers. We do, however, provide our co-packers with flavors, ingredient blends, cans and other raw materials for our beverages purchased by us from various suppliers.

Corporate History

We were incorporated in Nevada on April 26, 2005 under the name “Vector Ventures, Inc.” and originally we engaged in mineral exploration. Such business was unsuccessful. On January 26, 2007, we acquired the Celsius® beverage business of Elite FX, Inc., a Florida corporation engaged in the development of “functional” beverages since 2004 in a reverse merger, and subsequently changed our name to Celsius Holdings, Inc. In addition, on March 28, 2007, the Company established Celsius Netshipments, Inc. a Florida corporation as a wholly-owned subsidiary of the Company.

The Company is an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “Jobs Act”) and as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Our Products

Celsius® calorie-burning beverages were first introduced to the marketplace in 2005.

According to multiple clinical studies we funded, a single serving (12 ounce can) of Celsius® burns 100 to 140 calories by increasing a consumer’s metabolism an average of 12% for up to a three-hour period. In addition, these studies have indicated that drinking a single serving of Celsius® prior to exercising may improve cardiovascular health and fitness and enhance the loss of fat and gain of muscle from exercise.

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We seek to combine nutritional science with mainstream beverages by using our proprietary thermogenic (calorie-burning) MetaPlus® formulation, while fostering the goal of healthier everyday refreshment by being as natural as possible without the artificial preservatives often found in many energy drinks or sodas. Celsius® has no chemical preservatives, aspartame or high fructose corn syrup and is very low in sodium. Celsius® uses good-for-you ingredients and supplements such as green tea (EGCG), ginger, calcium, chromium, B vitamins and vitamin C. Celsius is sweetened with sucralose, a sugar-derived sweetener that is found in Splenda®, which makes our beverages low-calorie and suitable for consumers whose sugar intake is restricted. Each 12 ounce can of Celsius® contains 200 milligrams of caffeine which is comparable to one 12 ounce cup of coffee from the leading coffeehouse.

We currently offer Celsius® in seven flavors: orange, wild berry, cola, grape, and watermelon (which are carbonated), and non-carbonated green tea raspberry/acai, and green tea/peach mango. Our beverages are sold in 12 ounce cans, and we have recently begun to market the active ingredients in powdered form in individual On-The-Go packets as well as multiple serving canisters.

Celsius® is packaged in a distinctive twelve ounce sleek can that uses vivid colors in abstract patterns to create a strong on-shelf impact. The cans are sold as singles or in four-packs.

We target a niche in the functional beverage segment of the beverage industry consisting of consumers seeking calorie-burning beverages to help them manage their weight and enhance their exercise regimen. Our target consumers are generally individuals that exercise two to five times a week and are concerned about their health.

Clinical Studies

It is our belief that clinical studies substantiating product claims will become more important as more and more beverages are marketed with health claims. Celsius® was one of the first functional beverages to be launched along with a clinical study. Celsius® is also one of very few functional beverages that has clinical research on the actual product itself. Some beverage companies that do mention studies backing their claims are actually referencing independent studies conducted on one or more of the ingredients in the product. We believe that it is important and will become more important to have studies on the actual product.

We have funded seven U.S. based clinical studies for Celsius®. Each was conducted by a research organization and each studied the total Celsius® formula. The first study was conducted by the Ohio Research Group of Exercise Science & Sports Nutrition. The remaining studies were conducted by the Applied Biochemistry & Molecular Physiology Laboratory of the University of Oklahoma. We funded all of the studies and provided Celsius® beverage for the studies. However, none of our directors, executive officers or principal shareholders is in any way affiliated with either of the two research organizations which conducted the studies.

The first study was conducted in 2005 by the Ohio Research Group of Exercise Science & Sports Nutrition www.ohioresearchgroup.com. The Ohio Research Group of Exercise Science & Sports Nutrition is a multidisciplinary clinical research team dedicated to exploring the relationship between exercise, nutrition, dietary supplements and health. This placebo-controlled, double-blind cross-over study compared the effects of Celsius® and the placebo on metabolic rate. Twenty-two participants were randomly assigned to ingest a twelve ounce serving of Celsius® and on a separate day a serving of twelve ounces of Diet Coke®. All subjects completed both trials using a randomized, counterbalanced design. Randomized means that subjects were selected for each group randomly to ensure that the different treatments were statistically equivalent. Counterbalancing means that individuals in one group drank the placebo on the first day and drank Celsius® on the second day. The other group did the opposite. Counterbalancing is a design method that is used to control “order effects.” In other words this was done to make sure that the order that subjects were served does not impact the results and analysis.

Metabolic rate (via indirect calorimetry, measurements taken from breaths into and out of calorimeter) and substrate oxidation (via respiratory exchange ratios) were measured at baseline (pre-ingestion) and for ten minutes at the end of each hour for three hours post-ingestion. The results showed an average increase of metabolism of twelve percent over the three hour period, compared to a statistically insignificant change for the control group. Metabolic rate, or metabolism, is the rate at which the body expends energy. This is also referred to as the “caloric burn rate.” Indirect calorimetry calculates heat that living organisms produce from their production of carbon dioxide. It is called “indirect” because the caloric burn rate is calculated from a measurement of oxygen uptake. Direct calorimetry would involve the subject being placed inside the calorimeter for the measurement to determine the heat being produced. Respiratory Exchange Ratio is the ratio oxygen taken in a breath compared to the carbon dioxide breathed out in one breath or exchange. Measuring this ratio can be used for estimating which substrate (fuel such as carbohydrate or fat) is being metabolized or ‘oxidized’ to supply the body with energy.

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The second study was conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2007. This blinded, placebo-controlled study was conducted on a total of 60 men and women of normal weight. An equal number of participants were separated into two groups to compare one serving (a single 12 ounce can) of Celsius to a placebo of the same amount. According to the study, those subjects consuming Celsius burned significantly more calories versus those consuming the placebo, over a three-hour period. The study confirmed that over the three-hour period, subjects consuming a single serving of Celsius® burned 65% more calories than those consuming the placebo beverage and burned an average of more than 100 to 140 calories compared to the placebo. These results were statistically significant.

The third study, conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2007, extended our second study with the same group of 60 individuals and protocol for 28 days and showed the same statistical significance of increased calorie burn (minimal attenuation). While the University of Oklahoma study did extend for 28 days, more testing would be needed for long term analysis of the Celsius® calorie-burning effects. Also, although these studies were on relatively small numbers of subjects, they have statistically significant results. Additional studies on a larger number and wider range of body compositions can be considered to further the analysis.

Our fourth study, conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2009, combined Celsius® use with exercise. This ten-week placebo-controlled, randomized and blinded study was conducted on a total of 37 subjects. Participants were randomly assigned into one of two groups: Group 1 consumed one serving of Celsius® per day, and Group 2 consumed one serving of an identically flavored and labeled placebo beverage. Both groups participated in ten weeks of combined aerobic and weight training, following the American College of Sports Medicine guidelines of training for previously sedentary adults. The results showed that consuming a single serving of Celsius® prior to exercising may enhance the positive adaptations of exercise on body composition, cardio-respiratory fitness and endurance performance. According to the preliminary findings, subjects consuming a single serving of Celsius® lost significantly more fat mass and gained significantly more muscle mass than those subjects consuming the placebo — a 93.75% greater loss in fat and 50% greater gain in muscle mass, respectively. The study also confirmed that subjects consuming Celsius® significantly improved measures of cardio-respiratory fitness and the ability to delay the onset of fatigue when exercising to exhaustion.

Our fifth study was conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2009. This ten-week placebo-controlled, randomized and blinded study was conducted on a total of 27 previously sedentary overweight and obese female subjects. Participants were randomly assigned into groups that consumed identically tasting treatment beverages with exercise or without exercise. All participants consumed one drink, either placebo or Celsius, per day for 10 weeks. The exercise groups participated in ten weeks of combined aerobic and weight training, following the American College of Sports Medicine guidelines of training for previously sedentary adults. No changes were made to their diet. The results showed that consuming a single serving of Celsius® prior to exercising may improve cardiovascular health and fitness and enhance the positive adaptations of exercise on body composition. According to the preliminary findings, subjects consuming a single serving of Celsius® lost significantly more fat mass and gained significantly more muscle mass when compared to exercise alone — a 46% greater loss in fat, 27% greater gain in muscle mass, respectively. The study also confirmed that subjects consuming Celsius® significantly improved measures of cardio-respiratory fitness — 35% greater endurance performance with significant improvements to lipid profiles — total cholesterol decreases of 5 to 13% and bad LDL cholesterol 12 to 18%. Exercise alone had no effect on blood lipid levels.

Our sixth study was conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2009. This ten-week placebo-controlled, randomized and blinded study was conducted on a total of 37 previously sedentary male subjects. Participants were randomly assigned into groups that consumed identically tasting treatment beverages with exercise or without exercise. All participants consumed one drink, either placebo or Celsius, per day for 10 weeks. The exercise groups participated in ten weeks of combined aerobic and weight training, following the American College of Sports Medicine guidelines of training for previously sedentary adults. No changes were made to their diet. The results showed that consuming a single serving of Celsius® prior to exercising may improve cardiovascular health and fitness and enhance the positive adaptations of exercise on body composition. Significantly greater decreases in fat mass and percentage body fat and increases in VO2 were observed in the subjects that consumed Celsius before exercise versus those that consumed the placebo before exercise. Mood was not affected. Clinical markers for hepatic, renal, cardiovascular and immune function, as determined by pre and post blood work revealed no adverse effects.

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Our seventh study was conducted by Miami Research Institute in 2010 and demonstrated the efficacy and safety of the powders and the shots. This study allows the Company to make the same structure/function claims as the ready to drink beverages.

Manufacture and Supply of Our Products

Our beverages are produced by established third party beverage co-packers. A co-packer is a manufacturing plant that provides the service of filling bottles or cans for the brand owner. We believe one benefit of using co-packers is that we do not have to invest in the production facility and can focus our resources on brand development, sales and marketing. It also allows us produce in multiple locations strategically placed throughout the country. We purchase most of the ingredients and all packaging materials. The co-pack facility assembles our products and charges us a fee by the case. The shelf life of Celsius® is specified as 15 to 18 months.

Substantially all of the raw materials used in the preparation, bottling and packaging of our products are purchased by us or by our co-packers in accordance with our specifications. Generally, we obtain the ingredients used in our products from domestic suppliers and some ingredients have several reliable suppliers. The ingredients in Celsius® include green tea (EGCG), ginger (from the root), caffeine, B vitamins, vitamin C, taurine, guarana, chromium, calcium, glucuronolactone, sucralose, natural flavors and natural colorings. Celsius® is labeled with a supplements facts panel. We have no major supply contracts with any of our suppliers. We single-source all our ingredients for purchasing efficiency; however, we have identified a second source for our critical ingredients and there are many suppliers of flavors, colorings and sucralose. In case of a supply restriction or interruption from any of the flavor and coloring suppliers, we would have to test and qualify other suppliers that may disrupt our production schedules.

Packaging materials, except for our distinctive sleek aluminum cans, are easily available from multiple sources in the United States; however, due to efficiencies we utilize single source vendor relationships.

We believe that our co-packing arrangement and supply sources are adequate for our present needs.

Distribution

Celsius® is sold across many retail segments. They include supermarkets, convenience stores, drug stores, nutritional stores, and mass merchants. We also sell to health clubs, spas, gyms, the military, e-commerce websites and a limited number of international markets.

We distribute our products through a hybrid of direct-store delivery (DSD) distributors and as well as sales direct to retailers (DTR).

Sales of our products to one customer, a foreign distributor of our products accounted for 48.3% of our revenues for the year ended December 31, 2015, and 31.4% of our revenues for the six months ended June 30, 2016. In addition, for the six months ended June 30, 2016, a domestic distributor accounted for 12.3% of our revenues. Accordingly, if sales to either of these customers were to significantly decline or cease entirely, our business, results of operations and financial condition may be significantly harmed.

Seasonality of Sales

As is typical in the beverage industry, sales of our beverages are seasonal, with the highest sales volumes generally occurring in the second and third fiscal quarters, which correspond to the warmer months of the year in our major markets.

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Competition

We believe that we are one of the few calorie-burning fitness beverages whose effectiveness is supported by clinical studies, which gives us a unique position in the beverage market. However, our products do compete broadly with all categories of consumer beverages. The beverage market is highly competitive, and includes international, national, regional and local producers and distributors, most of whom have greater financial, management and other resources than us. Our direct competitors in the functional beverage market include, but are not limited to The Coca-Cola Company, Dr. Pepper Snapple Group, PepsiCo, Inc., Nestlé, Waters North America, Inc., Hansen Natural Corp., and Red Bull.

Proprietary Rights

We have registered the Celsius® and MetaPlus® trademarks with the United States Patent and Trademark Office, as well as a number of additional trademarks.

We have and will continue to take appropriate measures, such as entering into confidentiality agreements with our contract packers and ingredient suppliers, to maintain the secrecy and proprietary nature of our MetaPlus® formulation and product formulas.

We maintain our MetaPlus® formulation and product formulas as trade secrets. We believe that trade secrecy is a preferable method of protection for our formulas as patenting them might require their disclosure. Other than a company that is our outsourced production manager, no single member of the raw material supply chain or our co-packers has access to the complete formula.

We consider our trademarks and trade secrets to be of considerable value and importance to our business. No successful challenges to our registered trademarks have arisen and we have no reason to believe that any such challenges will arise in the future.

Government Regulation

The production, distribution and sale of our products in the United States is subject to the Federal Food, Drug and Cosmetic Act, the Dietary Supplement Health and Education Act of 1994, the Occupational Safety and Health Act, various environmental statutes and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. California law requires that a specific warning appear on any product that contains a component listed by California as having been found to cause cancer or birth defects. The law exposes all food and beverage producers to the possibility of having to provide warnings on their products because the law recognizes no generally applicable quantitative thresholds below which a warning is not required. Consequently, even trace amounts of listed components can expose affected products to the prospect of warning labels. Products containing listed substances that occur naturally in the product or that are contributed to the product solely by a municipal water supply are generally exempt from the warning requirement. While none of our products are required to display warnings under this law, we cannot predict whether an important component of any of our products might be added to the California list in the future. We also are unable to predict whether or to what extent a warning under this law would have an impact on costs or sales of our products.

Measures have been enacted in various localities and states that require that a deposit be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other deposit, recycling or product stewardship proposals have been introduced in certain states and localities and in Congress, and we anticipate that similar legislation or regulations may be proposed in the future at the local, state and federal levels, both in the United States and elsewhere.

Our facilities in the United States are subject to federal, state and local environmental laws and regulations. Compliance with these provisions has not had, and we do not expect such compliance to have, any material adverse effect upon our business, financial condition and results of operations.

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Employees

As of the date of this Registration Statement, the Company employs 38 persons, including its executive officers.

Item 1A.	Risk Factors

Our business faces certain risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think as immaterial, may also impair our business.  If any of the events anticipated by the risks described below or elsewhere in this report occur, our results of operations and financial conditions could be adversely affected.

Risk Factors Relating to Our Business

We have a history of losses and we may experience additional losses in the futures.

The Company has a history of losses, including net losses of $3,831,329 and $381,877 for the six months ended June 30 2016 and 2015, respectively and $2,570,297 and $2,160,972 for the years ended December 31, 2015 and 2014, respectively. Our future operating results will depend on many factors, both in and out of our control, including the ability to increase and sustain demand for and acceptance of our products, the level of our competition, and our ability to attract and maintain key management and key employees. Accordingly, there can be no assurance that we can attain consistent profitability.

We rely on third party co-packers to manufacture our products. If we are unable to maintain good relationships with our co-packers and/or their ability to manufacture our products becomes constrained or unavailable to us, our business could suffer.

We do not directly manufacture our products, but instead outsource such manufacturing to established third party co-packers. These third party co-packers may not be able to fulfill our demand as it arises, could begin to charge rates that make using their services cost inefficient or may simply not be able to or willing to provide their services to us on a timely basis or at all. In the event of any disruption or delay, whether caused by a rift in our relationship or the inability of our co-packers to manufacture our products as required, we would need to secure the services of alternative co-packers.  We may be unable to procure alternative packing facilities at commercially reasonable rates and/or within a reasonably short time period and any such transition could be costly.  In such case, our business, financial condition and results of operations would be adversely affected.

We rely on distributors to distribute our products in the DSD sales channel. If we are unable to secure such distributors and/or we are unable to maintain good relationships with our existing distributors, our business could suffer.

We distribute Celsius® in the DSD sales channel by entering into agreements with direct-to-store delivery distributors having established sales, marketing and distribution organizations. Many of our distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If Celsius® proves to be less attractive to our distributors and/or if we fail to attract distributors, and/or our distributors do not market and promote our products with greater focus in preference to the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our customers are material to our success. If we are unable to maintain good relationships with our existing customers, our business could suffer.

Unilateral decisions could be taken by our distributors, grocery chains, convenience chains, drug stores, nutrition stores, mass merchants, club warehouses and other customers to discontinue carrying all or any of our products that they are carrying at any time, which could cause our business to suffer.

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Two of our customers account for a significant portion of our revenues. If sales to either of those customers were to significantly decline or cease, our business could be significantly harmed.

Sales of our products to one customer, a foreign distributor of our products accounted for 48.3% of our revenues for the year ended December 31, 2015, and 31.4% of our revenues for the six months ended June 30, 2016. In addition, for the six months ended June 30, 2016, a domestic distributor accounted for 12.3% of our revenues. Accordingly, if sales to either of these customers were to significantly decline or cease entirely, our business, results of operations and financial condition may be significantly harmed.

Increases in cost or shortages of raw materials or increases in costs of co-packing could harm our business.

The principal raw materials used by us are flavors and ingredient blends as well as aluminum cans, the prices of which are subject to fluctuations. We are uncertain whether the prices of any of the above or any other raw materials or ingredients we utilize will rise in the future and whether we will be able to pass any of such increases on to our customers. We do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. In addition, some of these raw materials, such as our distinctive sleek 12 ounce can, are available from a single or a limited number of suppliers. As alternative sources of supply may not be available, any interruption in the supply of such raw materials might materially harm us.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. If we materially underestimate demand for our products and are unable to secure sufficient ingredients or raw materials, we might not be able to satisfy demand on a short-term basis, in which case our business, financial condition and results of operations could be adversely affected.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position.

Our success depends, in large part, on our ability to protect our current and future brands and products and to defend our intellectual property rights. We cannot be sure that trademarks will be issued with respect to any future trademark applications or that our competitors will not challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

Our products are manufactured using our proprietary blends of ingredients. These blends are created by third-party suppliers to our specifications and then supplied to our co-packers. Although all of the third parties in our supply and manufacture chain execute confidentiality agreements, there can be no assurance that our trade secrets, including our proprietary ingredient blends will not become known to competitors.

We believe that our competitors, many of whom are more established and have greater financial and personnel resources than we do, may be able to replicate or reverse engineer our processes, brands, flavors, or our products in a manner that could circumvent our protective safeguards. Therefore, we cannot give you any assurance that our confidential business information will remain proprietary. Any such loss of confidentiality could diminish or eliminate any competitive advantage provided by our proprietary information.

We may incur material losses as a result of product recall and product liability.

We may be liable if the consumption of any of our products causes injury, illness or death. We also may be required to recall some of our products if they become contaminated or are damaged or mislabeled. A significant product liability judgment against us, or a widespread product recall, could have a material adverse effect on our business, financial condition and results of operations. The amount of the insurance we carry is limited, and that insurance is subject to certain exclusions and may or may not be adequate.

Our lack of product diversification and inability to timely introduce new or alternative products could cause us to cease operations.

Our business is centered on Celsius®. The risks associated with focusing on a limited product line are substantial. If consumers do not accept our products or if there is a general decline in market demand for, or any significant decrease in, the consumption of functional beverages, we are not financially or operationally capable of introducing alternative products within a short time frame. As a result, such lack of acceptance or market demand decline could cause us to cease operations.

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We are dependent on our key executives and employees and the loss of any of their services could materially adversely affect us which may have a material adverse effect on our Company.

Our future success will depend substantially upon the abilities of, and personal relationships developed by a limited number of key executives and employees, including Gerry David, our Chief Executive Officer and John Fieldly, our Chief Financial Officer. The loss of the services of Mr. David, Mr. Fieldly or any other key employee could materially adversely affect our business and our prospects for the future. We do not have key person insurance on the lives of such individuals and the loss of any of their services could materially adversely affect us.

We are dependent on our ability to attract and retain qualified technical, sales and managerial personnel.

Our future success depends in part on our continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel in the beverage industry is intense and we may not be able to retain our key managerial, sales and technical employees or attract and retain additional highly qualified technical, sales and managerial personnel in the future. Any inability to attract and retain the necessary technical, sales and managerial personnel could materially adversely affect us.

The FDA has not passed on the efficacy of our products or the accuracy of any claim we make related to our products.

Although six independent clinical studies have been conducted relating to the calorie-burning and related effects of our products, the results of these studies have not been submitted to or reviewed by the FDA.  Further, the FDA has not passed on the efficacy of any of our products nor has it reviewed or passed on any claims we make related to our products, including the claim that our products aid consumers in burning calories or enhancing their metabolism.

Risk Factors Relating to Our Industry

We are subject to significant competition in the beverage industry.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, distribution channel penetration, development of new products and flavors and marketing campaigns. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, most of which have substantially greater financial, marketing and distribution resources and name recognition than we do.

Important factors affecting our ability to compete successfully include the taste and flavor of our products, trade and consumer promotions, rapid and effective development of new, unique cutting edge products, attractive and different packaging, branded product advertising and pricing. Our products compete with all liquid refreshments and with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers, such as The Coca Cola Company, Dr. Pepper Snapple Group, PepsiCo, Inc., Nestle, Waters North America, Inc., Hansen Natural Corp. and Red Bull. We also compete with companies that are smaller or primarily local in operation. Our products also compete with private label brands such as those carried by supermarket chains, convenience store chains, drug store chains, mass merchants and club warehouses.

There can be no assurance that we will compete successfully in the functional beverage industry. The failure to do so would materially adversely affect our business, financial condition and results of operations.

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success and significant marketing and advertising could be needed to achieve and sustain brand recognition.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers. Our business depends on acceptance by our independent distributors of our brand as one that has the potential to provide incremental sales growth rather than reduce distributors’ existing beverage sales. The development of brand awareness and market acceptance is likely to require significant marketing and advertising expenditures. There can be no assurance that Celsius® will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. Any failure of Celsius® brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on business, financial condition and results of operations.

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Our sales are affected by seasonality.

As is typical in the beverage industry, our sales are seasonal. Our highest sales volumes generally occur in the second and third quarters, which correspond to the warmer months of the year in our major markets. Consumer demand for our products is also affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of our beverages and could have an adverse effect on our results of operations.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our beverage products are subject to the rules and regulations of various federal, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our business, financial condition and results of operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have an adverse effect on our business, financial condition and results of operations.

Risk Factors Relating to our Status as a Fully Reporting Public Company

Upon effectiveness of this registration statement, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) that will require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs could reduce or eliminate our ability to earn a profit.

Following effectiveness of this registration statement, we will be required to file periodic reports with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act and the rules and regulations promulgated thereunder. In order to comply with these requirements, our independent registered public accounting firm will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major effect on the amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs will obviously be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•           pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

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•           provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and/or directors of the Company; and

•           provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

We will be required to include a report of management on the effectiveness of our internal control over financial reporting in certain of our periodic filings. We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification requirements.

We do not have a sufficient number of employees to segregate responsibilities and may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees. During the course of our testing, we may identify other deficiencies that we may not be able to timely remediate. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

The Jumpstart Our Business Startups Act of 2012 (the “Jobs Act”) has reduced the information that the Company will be is required to disclose.

Under the Jobs Act, the information that the Company will be required to disclose following effectiveness of this registration statement has been reduced in a number of ways.

As a company that had gross revenues of less than $1 billion during the Company’s last fiscal year, the Company is an “emerging growth company,” as defined in the Jobs Act (an “EGC”). The Company will retain that status until the earliest of (a) the last day of the fiscal year which the Company has total annual gross revenues of $1,000,000,000 (as indexed for inflation in the manner set forth in the Jobs Act) or more; (b) the last day of the fiscal year of following the fifth anniversary of the date of the first sale of the common stock pursuant to an effective registration statement under the Securities Act of 1933 (the “Securities Act”); (c) the date on which the Company has, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor thereto. As an EGC, the Company is relieved from the following:

•           The Company is excluded from Section 404(b) of Sarbanes-Oxley Act (“Sarbanes-Oxley”), which otherwise would have required the Company’s auditors to attest to and report on the Company’s internal control over financial reporting. The JOBS Act also amended Section 103(a)(3) of Sarbanes-Oxley to provide that (i) any new rules that may be adopted by the PCAOB requiring mandatory audit firm rotation or changes to the auditor’s report to include auditor discussion and analysis (each of which is currently under consideration by the PCAOB) shall not apply to an audit of an EGC; and (ii) any other future rules adopted by the PCAOB will not apply to the Company’s audits unless the SEC determines otherwise.

•           The Jobs Act amended Section 7(a) of the Securities Act to provide that the Company need not present more than two years of audited financial statements in an initial public offering registration statement and in any other registration statement, need not present selected financial data pursuant to Item 301 of Regulation S-K for any period prior to the earliest audited period presented in connection with such initial public offering. In addition, the Company is not required to comply with any new or revised financial accounting standard until such date as a private company (i.e., a company that is not an “issuer” as defined by Section 2(a) of Sarbanes-Oxley) is required to comply with such new or revised accounting standard. Corresponding changes have been made to the Exchange Act, which relates to periodic reporting requirements, which would be applicable if the Company were required to comply with them.

•           As long as the Company is an EGC, the Company may comply with Item 402 of Regulation S-K, which requires extensive quantitative and qualitative disclosure regarding executive compensation, by disclosing the more limited information required of a “smaller reporting company.”

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•           In the event that the Company registers the common stock under the Exchange Act as it intends to do, the Jobs Act will also exempt the Company from the following additional compensation-related disclosure provisions that were imposed on U.S. public companies pursuant to the Dodd-Frank Act: (i) the advisory vote on executive compensation required by Section 14A(a) of the Exchange Act; (ii) the requirements of Section 14A(b) of the Exchange Act relating to shareholder advisory votes on “golden parachute” compensation; (iii) the requirements of Section 14(i) of the Exchange Act as to disclosure relating to the relationship between executive compensation and our financial performance; and (iv) the requirement of Section 953(b)(1)of the Dodd-Frank Act, which requires disclosure as to the relationship between the compensation of the Company’s chief executive officer and median employee pay.

In addition to the foregoing, Section 107 of the Jobs Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not EGCs. Section 107 of the Jobs Act provides that our decision to “opt out” of the extended transition period for complying with new or revised accounting standards is irrevocable.

Risk Factors Related to our Common Stock

We cannot guarantee the continued existence of an active established public trading market for our common stock.

Our common stock currently is listed for trading on the OTCQX tier of the over-the-counter market operated by OTC Markets Group, Inc. Trading in stock quoted on the OTCQX is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Accordingly, OTCQX may provide less liquidity for holders of our common stock than a national securities exchange such as the Nasdaq Stock Market. Although we intend to list our common stock for trading on the Nasdaq Stock Market concurrent with or as soon as practicable after the effectiveness of this registration statement, there is no assurance that we can successfully do so or that in any event, we can maintain an active established trading market for our common stock.

Market prices for our common stock may also be influenced by a number of other factors, including:

•	the issuance of new equity securities pursuant to a public or private offering;

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	change in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of Celsius and the functional beverage industry generally; and

•	general economic and other national conditions.

Our common stock is currently deemed to be a “penny stock” and is restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell our common stock.

Our common stock is currently classified as a “penny stock.” The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock is covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

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In addition to the “penny stock” rules promulgated by the SEC, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA’s requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

The market for penny stocks has experienced numerous frauds and abuses that could adversely impact investors in our common stock.

Company management believes that the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

•	control of the market for the security by one or a few broker-dealers that are often related to a promoter or issuer;

•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“boiler room” practices involving high pressure sales tactics and unrealistic price projections by sales persons;

•	excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•	wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Our board of directors has the authority, without shareholder approval, to issue preferred stock with terms that may not be beneficial to common shareholders and with the ability to affect adversely shareholder voting power and perpetuate their control over us.

Our Articles of Incorporation allows us to issue shares of preferred stock without any vote or further action by our shareholders. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

The ability of our principal shareholders to control our business may limit or eliminate minority shareholders’ ability to influence corporate affairs.

Our principal shareholders own common stock and/or preferred stock which holds a majority of the voting power of our issued and outstanding capital. Accordingly, they will be able to effectively control the election of directors, as well as all other matters requiring shareholder approval. The interests of our principal shareholders may differ from the interests of other shareholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of other directors and other business decisions. The minority shareholders have no way of overriding decisions made by our principal shareholders. This level of control may also have an adverse impact on the market value of our shares because our principal shareholders may institute or undertake transactions, policies or programs that result in losses, may not take any steps to increase our visibility in the financial community and / or may sell sufficient numbers of shares to significantly decrease our price per share.

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We do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

The “market overhang” from our outstanding options, warrants and convertible securities could adversely impact the market price of our common stock.

We have 53,201,132 shares of common stock issuable upon exercise of outstanding options and warrants and conversion of outstanding convertible securities. Such “market overhang” could adversely impact the market price of our common stock as a result of the dilution which would result if such securities were exercised for or converted into shares of common stock.

Item 2.	Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with the audited financial statements and the corresponding notes, the unaudited financial statements and the corresponding notes included elsewhere in this information statement.  This Item 2 contains forward-looking statements.  The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements.  Please refer to "Item 1A. Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Results of Operations

Six months ended June 30, 2016 compared to six months ended June 30, 2015

Revenue

For the six months ended June 30, 2016, revenue was approximately $9.85 million, an increase of $545,000 or 6% from $9.30 million for same period in the prior year. The revenue increase of 6% was attributable in large part to 71% growth in domestic revenues associated from blended growth rates of 90% in retail accounts arising mainly from expansion of convenience store distribution initiatives, 33% in health and fitness accounts and 44% growth in internet retailer accounts from the same period in 2015. The increase in revenue from the 2015 period to the 2016 period was primarily attributable to an increase in sales volume, as opposed to increases in product pricing. This growth was offset by a 40% decrease in international revenue from our Swedish distribution partner, who was adversely affected by a rebalancing of inventory during the first quarter of 2016 resulting from a determination to reduce the number of weeks on hand of such inventory.

The following table sets forth the amount of revenues by category and changes therein for the six months ended June 30. 2016 and 2015:

	Six months ended June 30,
Revenue Source	2016	2015	Change

Total Revenue	$9,850,397	$9,304,910	6%

International Revenue	$3,242,052	$5,446,856	-40%

Domestic Revenue	$6,608,345	$3,858,054	71%

Retail accounts	$4,753,812	$2,506,720	90%

Health & Fitness accounts	$1,037,117	$782,145	33%

Internet Retailer accounts	$817,416	$569,189	44%

Gross profit

For the six months ended June 30, 2016, gross profit increased by approximately $417,000 or 10.8% to $4.28 million from $3.87 million for the same period in 2015. Gross profit margins improved 1.9% to 43.5% for the six months ended June 30, 2016 from the same period in 2015 for comparable reasons. The increases in gross profit and the improvement in gross profit margins from the 2015 to the 2016 periods are primarily attributable to the increases in revenue and reductions in the cost of raw materials.

Sales and marketing expenses

Sales and marketing expenses for the six months ended June 30, 2016 were approximately $4.97 million, an increase of $2.93 million or 143% from $2.04 million in the same period in 2015. The increase is due primarily to increases in investments in marketing programs of $1.84 million and increases in human resource investments of $1.09 million.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2016 were approximately $1.86 million, a decrease of $36,000, or 2%, from $1.89 million for the six months ended June 30, 2015. The decrease was primarily due to savings in option expense of $547,000 and depreciation and amortization of $11,000, offset by increases in professional fees of $265,000, increases in travel of $96,000, investments in human resources of $76,000, office related costs of $60,000 and research and development costs of $21,000.

Other expense

Total other expense decreased to approximately $114,000 for six months ended June 30, 2016 from $207,000 for the same period in 2015, as a result of $93,000 in savings in interest expense.

Net Loss

We incurred a net loss of $2.8 million during six months ended June 30, 2016, as compared to a net loss of $381,877 during the six months ended June 30, 2015.

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Year ended December 31, 2015 compared to year ended December 31, 2014

Revenue

For the year ended December 31, 2015, revenue was approximately $17.2 million, an increase of $2.6 million or 18% from $14.6 million in revenue for year ending December 31, 2014. The revenue growth of 18% from 2014 to the 2015 was mainly associated with blended growth rates of 13% growth in international revenue growth and 22% growth in domestic sales. The domestic sales growth of 22% was mainly associated from blended growth rates of 18% in retail accounts, 21% in health and fitness accounts and 46% in Internet retailer accounts from 2014. The increase in revenue from 2014 to 2015 was primarily attributable to an increase in sales volume, as opposed to increases in product pricing.

The following table sets forth the amount of revenues by category and changes therein for the six months ended June 30. 2016 and 2015:

	Year Ending December 31,
Revenue Source	2015	2014	Change

Total Revenue	$17,217,944	$14,610,090	18%

International Revenue	$8,442,971	$7,439,129	13%

Domestic Revenue	$8,774,973	$7,170,961	22%

Retail accounts	$5,879,104	$4,970,602	18%

Health & Fitness accounts	$1,550,821	$1,277,673	21%

Internet Retailer accounts	$1,345,048	$922,686	46%

Gross profit

For the year ended December 31, 2015, gross profit increased by approximately $1.44 million or 25.8% to $7.04 million compared to $5.60 million for 2014. Gross profit margins improved 2.6% to 40.9% in the fiscal year ended December 31, 2015 from 2014. The increases in gross profit and the improvement in gross profit margins from 2014 to 2015 are primarily attributable to the increases in revenue and a reduction in the cost of raw materials.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2015 were approximately $5.70 million, an increase of $880,000, or 18.2% from $4.82 million in 2014. The increase is due primarily to increases in investments in marketing programs of $596,000, increases in human resource investments of $239,000 and increases in warehousing costs totaling $44,000.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2015 were approximately $3.17 million, an increase of $860,000, or 37.3%, from $2.31 million for the year ended December 31, 2014. The increase was primarily due to increases in stock based compensation of $582,000, professional fees of $129,000, research and development costs of $46,000, office related costs of $47,000, commercial insurance of $19,000, investor relations of $17,000, human resources of $13,000, and other general administration expenses of $12,000, offset by savings in depreciation and amortization of $4,000.

Other expense

Total other expense decreased to approximately $322,000 for year ended December 31, 2015 from $497,000 for the same period in 2014, as a result of $175,000 in savings in interest expense.

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Net Loss

As a result of the all above, for the year ended December 31, 2015, Celsius had a net loss of $2,149,804, and after giving effect to preferred stock dividends of $420,493, a net loss of $2,570,297 or $0.07 per share based on a weighted average of 33,175,826 shares outstanding. In comparison, for the year ended December 31, 2014 we had a net loss of $2,027,136, and after giving effect to preferred stock dividends of $133,836, a net loss of $2,160,972 or $0.10 per share based on a weighted average of 20,392,594 shares outstanding.

Liquidity and Capital Resources

As of June 30, 2016, we had cash of approximately $7.3 million and working capital of $11.4 million. Cash used in operations during the six months ended June 30, 2016 totaled $2.8 million, reflecting capital investments in sales and marketing programs and human resources initiatives.

In addition to cash flow from operations, our primary sources of working capital have been private placements of our securities and our credit facility with CD Financial, LLC (“CD Financial”), an affiliate of Carl DeSantis, a principal shareholder of the Company.

As more fully described in “Item 10. Recent Sales of Unregistered Securities,” in April 2015, the Company issued a total of 12,921,348 shares of common stock at $0.89 per share to an investor group in a private transaction for gross proceeds of $11.5 million.

We originally entered into a loan and security agreement with CD Financial in July 2010, which provided us with a line of credit to fund operations. As amended in connection with the April 2015 private investment and related transactions described in “Item 10. Recent Sales of Unregistered Securities,” the loan and security agreement provides Celsius with a revolving line of credit pursuant to which Celsius can borrow up to an aggregate maximum of $4.5 million from time to time until maturity in January 2020. The credit facility requires quarterly cash payments of interest only at the rate of five percent (5%) per annum until maturity and is secured by a pledge of substantially all the Company’s assets. As of June 30, 2016, the principal amount outstanding under the credit facility with CD Financial was $4.5 million.

Our current operating plan for next twelve (12) months plans on a sufficient financial condition and we do not contemplate obtaining additional financing. However, if our sales volumes do not meet our projections, expenses exceed our expectations, or our plans change, we may be unable to generate enough cash flow from operations to cover our working capital requirements. In such case, we may be required to adjust our business plan, by reducing marketing and other expenses or seek additional financing. There can be no assurance that such financing, if required, will be available on commercially reasonable terms if at all.

Off Balance Sheet Arrangements

As of June 30, 2016 and December 31, 2015, we had no off-balance sheet arrangements.

Item 3.	Properties

At present, we do not own any real property.  We currently lease our principal executive offices located at 2424 N Federal Highway, Boca Raton, Florida 33431. Our premises are leased for a monthly cost of $$6,408. The current lease expires on October 2020. The Company has no warehouses or other facilities as we store our product at third party contract warehouse facilities.

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Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this registration statement, the beneficial ownership of our common stock by each executive officer and director, by each person known by us to beneficially own 5% or more of our common stock and by executive officers and directors as a group.  The address of the each of the executive officers and directors set forth in the table is c/o the Company, 2424 North Federal Highway, Suite 208, Boca Raton, Florida 33431.

	Number of
Names and addresses of	Shares
beneficial owners	of common stock (1)		Percentage of class (%)

Gerry David	716,667	(2)	1.9

John Fieldly	370,833	(2)	1.0

Nicholas Castaldo	161,111	(2)	*

Hal Kravitz	0		0

Kevin Harrington	161,111	(2)	*

Christopher Lai	0		0

Tim Leissner	3,539,826		9.2

Thomas E. Lynch	163,111	(2)	*

William H. Milmoe	19,842,434	(3)	51.7

all officers and directors as a group (nine (9) persons)	24,955,093	(4)	65.0

Other 5% or greater shareholders:

Carl De Santis	19,678,823	(5)	51.3
3161 Jasmine Drive Delray Beach, Florida 33483

Li Ka Shing	6,910,113	(6)	18.0
7/F Cheung Kong Center 2 Queen’s Road Central Hong Kong

Solina Chau Hoi Shuen	4,842,697	(7)	12.5
House 4 2 Island Road, Hong Kong.

*            Less than 1%

The persons named above have full voting and investment power with respect to the shares indicated.  Under the rules of the SEC, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security.  Accordingly, more than one person may be deemed to be a beneficial owner of the same security.

(1)          Includes shares of our common stock that are issuable upon exercise of stock options or conversion of preferred stock as of the date of this registration statement or within sixty (60) days thereafter.

(2)          Represents shares of common stock issuable upon the exercise of stock options.

(3)          Represents (a) 500 shares of common stock held of record by Mr. Milmoe; (b) 163,111 shares of common stock issuable upon exercise of stock options; (c) 8,554,289 shares of common stock held of record by CDS Ventures, LLC (“CDS Ventures”); (d) 4,576,923 shares of common stock issuable upon conversion of Preferred C Shares held of record by CDS Ventures; (e)1,896,448 shares of common stock held of record by CD Financial, LLC (“CD Financial”); and (f) 4,651,163 shares of common stock issuable upon conversion of Preferred D Shares held of record by CD Financial. Mr. Milmoe and Carl DeSantis share voting power with respect to shares of common stock beneficially owned by CDS Ventures and CD Financial. Mr. Milmoe does not have dispositive power with respect to such shares.

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(4)          Includes (a) the shares of common stock issuable upon the exercise of stock options held and the conversion of preferred stock beneficially owned by Mr. Milmoe as set forth in footnote (3) above; and (b) 1,735,944 shares of common stock issuable upon the exercise of stock options held by the Company’s other officers and directors.

(5)          Represents (a) 8,554,289 shares of common stock held of record by CDS Ventures; (b) 4,576,923 shares of common stock issuable upon conversion of Preferred C Shares held of record by CDS Ventures; (c) 1,896,448 shares of common stock held of record by CD Financial; and (d) 4,651,163 shares of common stock issuable upon conversion of Preferred D Shares held of record by CD Financial. Voting power of shares of common stock beneficially owned by CDS Ventures and CD Financial is shared by Mr. DeSantis and William H. Milmoe. Mr. De Santis has sole dispositive power with respect to such shares

(6)          Represents shares of common stock held of record by Charmnew Limited, over which shares Mr. Li has voting and dispositive power.

(7)          Represents shares of common stock held of record by Grieg International Limited and Oscar Time Limited, over which shares Ms. Chau has voting and dispositive power

Item 5.	Directors and Executive Officers

The following sets forth the name of each of our officers and, directors and control persons and their positions with Celsius. The address for each of such individuals is c/o Celsius, 2424 N Federal Highway, Boca Raton, Florida 33431.

Name	Age	Position with the Company

Gerry David	64	Chief Executive Officer

John Fieldly	36	Chief Financial Officer

Nicholas Castaldo	65	Director

Hal Kravitz	59	Director

Kevin Harrington	60	Director

Chris Lai	29	Director

Tim Leissner	47	Director

Thomas E. Lynch	69	Director

William H. Milmoe	68	Director

Gerry David joined Celsius in October 2011 as its Chief Executive Officer and has served in that position since that time. Prior to joining the Company, Mr. David served as Executive Vice President of Oragenics, Inc., a publicly held pharmaceutical development company based in Tampa, Florida, from September 2008 until October 2011.

John Fieldly joined Celsius in January 2012 as its Chief Financial Officer and has served in that position since that time. Mr. Fieldly joined the Company from Oragenics, Inc., where he served as corporate controller from April 2010 until January 2012.

Nicholas Castaldo became a director of Celsius in March 2013. Since September 2004 he has served as Senior Vice President and Chief Marketing Officer of Anthony’s Coal Fired Pizza, Inc., a Florida based chain of casual dining restaurants.

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Hal Kravitz became a director of Celsius in April 2016. Since November 2014, Mr. Kravitz has served as Chief Executive Officer of AQUAhydrate, Inc., a company engaged in the manufacture, distribution and marketing of bottled water. He also served as a consultant to AQUAhydrate from August to November 2014 and in 2013, Mr. Kravitz helped form InterContinental Beverage Capital, a New York-based merchant bank focused on investments in the beverage industry. For over thirty (30) years prior thereto, Mr. Kravitz served as an executive officer and in other management positions in various units of the Coca-Cola system

Kevin Harrington joined Celsius’ board of directors in March 2013. He has almost forty (40) years experience in product introduction and direct marketing, being one of the first to market products through infomercials. Since 2005, he has been Chief Executive Officer of Harrington Business Development, Inc., a privately-held consulting firm. A serial entrepreneur, Mr. Harrington appeared as one of the original panelists on the ABC television program, “Shark Tank.” He currently also serves as Chairman of the Board of As Seen On TV, Inc., a public company which focuses on marketing products through infomercials and other direct marketing.

Chris Lai joined our board of directors in April 2015. Since September 2012, he has served as a Project Manager for Horizon Ventures, Limited (“Horizon Ventures”), a Hong Kong based private investment fund. From April 2011 to September 2012, Mr. Lai was an analyst with Mooreland Partners, LLC, another private investment concern. Mr. Lai serves on the Board as one of two designees of an investor group led by Horizon Ventures (the “Investors”), pursuant to an Investors’ Rights Agreement entered into in April 2015 (the “Investors’ Rights Agreement”) by among the Company, the Investors, CD Financial and CDS Ventures, both of which are affiliates of Carl De Santis, one of our principal shareholders. The terms of April 2015 investment by the Investors and related transactions with CD Financial and CDS Ventures, as well as the terms of the Investors’ Rights Agreement and other related agreements entered into in connection with those transactions are more fully set forth in Item 10 of this registration statement.

Tim Leissner joined Celsius’ board of directors in April 2016 as the second designee of the Investors pursuant to the Investors’ Rights agreement. From December 2002 to February 2016, Mr. Leissner was a partner at Goldman Sachs, Inc. Since that time, he has been acting a private investor and business consultant. Mr. Leissner serves as a member of the board of directors of All Def Digital, Inc. (“All Def Digital”).

Thomas E. Lynch became a director of the Company in November, 2009. For over forty (40) years, Mr. Lynch has served as President of the Plastridge Agency, Inc., a five-office insurance agency based in Delray Beach, Florida, which traces its origins to 1919. He also serves as a director of First United Bancorp, Inc.

William H. Milmoe has served as a director of Celsius since August. 2008. Since June 2000, Mr. Milmoe has served as President of CDS International Holdings, Inc., a privately-held holding company based in Boca Raton, Florida, which oversees the business investments and holdings of Carl De Santis, one of our principal shareholders.

Terms of Directors and Executive Officers

Our directors are appointed for a one-year term to hold office until the next annual meeting of our shareholders and until their successors are appointed and qualified, or until their removal, resignation, or death.  Pursuant to the Investors’ Rights Agreement, the number of directors is set at seven (7) and the Investors have the right to appoint two (2) designees to the board of directors. Officers of the Company serve at the pleasure of the board of directors.

Family Relationships

There are no familial relationships among our officers and directors.

Board Committees and Independence

Our board of directors has established three standing committees, an audit committee, a compensation committee and a nominating and corporate governance committee. The audit committee currently consists of Messrs. Lynch, Kravitz and Milmoe, the compensation committee currently consists of Messrs. Lai, Castaldo and Harrington and the nominating and corporate governance committee currently consists of Messrs. Milmoe, Leissner and Lai. Our board of directors has determined that each of our directors is “independent” within the meaning of the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Stock Market.

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In addition, we believe each of Messrs. Lynch, Kravitz, and Milmoe qualifies an “audit committee financial expert” as the term is defined by the applicable rules and regulations of the SEC and the Nasdaq Stock Market listing standards, based on their respective business professional experience in the financial and accounting fields. At the time of the listing of our common stock on the Nasdaq Stock Market, we will be required to certify to the Nasdaq Stock Market, that our audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Audit Committee

The audit committee assists our board of directors in its oversight of the company’s accounting and financial reporting processes and the audits of the company’s financial statements, including (i) the quality and integrity of the company’s financial statements, (ii) the company’s compliance with legal and regulatory requirements, (iii) the independent auditors’ qualifications and independence and (iv) the performance of our company’s internal audit functions and independent auditors, as well as other matters which may come before it as directed by the board of directors. Further, the audit committee, to the extent it deems necessary or appropriate, among its several other responsibilities, shall:

`	•	be responsible for the appointment, compensation, retention, termination and oversight of the work of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company;

•	discuss the annual audited financial statements and the quarterly unaudited financial statements with management and the independent auditor prior to their filing with the Securities and Exchange Commission in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;

•	review with the company’s financial management on a period basis (a) issues regarding accounting principles and financial statement presentations, including any significant changes in our company’s selection or application of accounting principles, and (b) the effect of any regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of our company;

•	monitor our Company’s policies for compliance with federal, state, local and foreign laws and regulations and our company’s policies on corporate conduct;

•	maintain open, continuing and direct communication between the board of directors, the audit committee and our independent auditors; and

•	monitor our compliance with legal and regulatory requirements and shall have the authority to initiate any special investigations of conflicts of interest, and compliance with federal, state and local laws and regulations, including the Foreign Corrupt Practices Act, as may be warranted.

Mr. Lynch is the chairman of our audit committee.

Compensation Committee

The compensation committee aids our board of directors in meeting its responsibilities relating to the compensation of our company’s executive officers and to administer all incentive compensation plans and equity-based plans of the company, including the plans under which company securities may be acquired by directors, executive officers, employees and consultants. Further, the compensation committee, to the extent it deems necessary or appropriate, among its several other responsibilities, shall:

•	review periodically our company’s philosophy regarding executive compensation to (i) ensure the attraction and retention of corporate officers; (ii) ensure the motivation of corporate officers to achieve our company’s business objectives, and (iii) align the interests of key management with the long-term interests of our company’s shareholders;

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•	review and approve corporate goals and objectives relating to Chief Executive Officer compensation and other executive officers of Celsius;

•	make recommendations to the board of directors regarding compensation for non-employee directors, and review periodically non-employee director compensation in relation to other comparable companies and in light of such factors as the compensation committee may deem appropriate; and

•	review periodically reports from management regarding funding our company’s pension, retirement, long-term disability and other management welfare and benefit plans.

Mr. Lai is the chairman of our compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee recommends to the board of directors individuals qualified to serve as directors and on committees of the board of directors to advise the board of directors with respect to the board of directors composition, procedures and committees to develop and recommend to the board of directors a set of corporate governance principles applicable to the Company; and to oversee the evaluation of the board of directors and Celsius’ management.

Further, the nominating and corporate governance committee, to the extent it deems necessary or appropriate, among its several other responsibilities shall:

•	recommend to the board of directors and for approval by a majority of independent directors for election by shareholders or appointment by the board of directors as the case may be, pursuant to our bylaws and consistent with the board of director’s evidence for selecting new directors;

•	review the suitability for continued service as a director of each member of the board of directors when his or her term expires or when he or she has a significant change in status;

•	review annually the composition of the board of directors and to review periodically the size of the board of directors;

•	make recommendations on the frequency and structure of board of directors meetings or any other aspect of procedures of the board of directors;

•	make recommendations regarding the chairmanship and composition of standing committees and monitor their functions;

•	review annually committee assignments and chairmanships;

•	recommend the establishment of special committees as may be necessary or desirable from time to time; and

•	develop and review periodically corporate governance procedures and consider any other corporate governance issue.

Messrs. Milmoe and Leissner are the co-chairman of our nominating and corporate governance committee.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business. This document will be made available in print, free of charge, to any shareholder requesting a copy in writing from our Secretary at our executive offices in Boca Raton, Florida. A copy of our code of ethics is available on our website at www.celsius.com.

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Board of Directors Role in Risk Oversight

Members of the board of directors have periodic meetings with management and the Company’s independent auditors to perform risk oversight with respect to the Company’s internal control processes. The Company believes that the board’s role in risk oversight does not materially affect the leadership structure of the Company.

Item 6.	Executive Compensation

Summary Compensation Table

The following table sets forth certain information concerning the compensation paid to our Chief Executive Officer, and Chief Financial Officer, who are our two executive officers, during the years ended December 31, 2015 and 2014.

				Stock
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards (#)		Other ($)		Total ($)

Gerry David, CEO	2015	230,850	45,825	90,000	(1)	10,200	(2)	286,875
	2014	225,000	56,025	100,000	(1)	20,400	(2)	301,425

John Fieldly, CFO	2015	169,290	31,230	90,000	(1)	3,150	(2)	203,670
	2014	165,000	36,630	100,000	(1)	10,800	(2)	212,430

(1)          Represents stock options granted under our 2006 Stock Incentive Plan to purchase 90,000 shares of common stock at an exercise price of $1.05 per share and stock options granted to purchase 100,000 shares of common stock at an exercise price of $0.34 per share. The options vest in three annual installments commencing one year from the date of grant, subject to continued employment and expire ten (10) years from the date of grant.

(2)          Represents housing allowances.

In addition, Messrs. David and Fieldly are entitled to participate in benefit plans maintained for employees of the Company generally.

Employment Agreements

Effective January 1, 2016, we entered into one-year employment agreements with each of Gerry David and John Fieldly, our Chief Executive Officer and Chief Financial Officer, respectively. The employment agreements provide for base annual salaries of $237,780 and $174,370 for Messrs. David and Fieldly, respectively, eligibility for performance-based incentive bonuses, pursuant to such criteria as may be established by our compensation committee, the grant of options to each executive officer to purchase 100,000 shares of our common stock and certain automobile and housing allowances. The employment agreements also provide for (a)severance payments equal to (i) two months salary in the event of termination upon death of the executive officer; and (ii) six months’ salary and continued benefits for such period in the event of termination other than for “cause” (as defined therein); and (b) a “golden parachute” payment in an amount equal to twice the executive officer’s then base salary in the event of termination without “cause” following a “change in control” (as defined therein). The employment agreements contain customary confidentiality and non-competition provisions.

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Compensation of Directors Table

The following table summarizes all compensation paid to our directors for the fiscal year ended December 31, 2015.

	Fees
	Earned				Non-Qualified
	or			Non-Equity	Deferred	All
	Paid in	Stock	Option	Plan	Compensation	Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	(#) (1)	($)	($)	($)	($)

Nicholas Castaldo	12,000	—	40,000	—	—	—	12,000

Kathleen M. Dwyer (2)	12,000	—	40,000	—	—	—	12,000

Kevin Harrington	12,000	—	40,000	—	—	—	12,000

Thomas E. Lynch	12,000	—	40,000	—	—	—	12,000

William H. Milmoe	12,000	—	40,000	—	—	—	12,000

Timothy Leissner	9,000	—	—	—	—	—	9,000

Chris Lai	—	—	—	—	—	—	—

(1)	Represents options to purchase 40,000 shares of common stock at an exercise price of $1.05 per share granted under the 2006 Plan.

(2)	Ms. Dwyer did not stand for reelection at the expiration of her term in April 2016.

Narrative Disclosure to the Director Compensation Table

Our non-employee directors will be compensated with options to purchase common stock or awards of common stock as determined by the Compensation Committee. Non-employee directors are also reimbursed for out-of-pocket costs incurred in connection with attending meetings.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to stock awards and grants of options to purchase our common stock outstanding to the named executive officers at December 31, 2015.

	Number of securities underlying unexercised		Number of securities underlying	Weighted average
	Options (#)(1)		unexercised unearned options	option exercise price	Option expiration
Name	Exercisable	Unexercisable	(#)(1)	($)(1)	date

Gerry David CEO	716,667	73,333	73,333	$0.35	2021-2025

John Fieldly CFO	370,833	69,167	69,167	$0.44	2022-2025

(1)	Represents grants under our Amended 2006 Stock Incentive Plan.

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Amended 2006 Incentive Stock Plan

In January 2007, we adopted our 2006 Incentive Stock Plan, which was amended in July 2009 (as amended, the “2006 Plan”). The 2006 Plan provided for equity incentives to be granted to our employees, officers or directors or to key advisers or consultants. Equity incentives may be in the form of stock options with an exercise price not less than the fair market value of the underlying shares as determined pursuant to the 2006 Plan, stock appreciation rights, restricted stock awards, stock bonus awards, other stock-based awards, or any combination of the foregoing. The 2006 Plan is administered by the compensation committee of the board of directors. Options to purchase 4,634,166 shares of common stock are outstanding under the 2006 Plan as of the date of this registration statement and awards covering up to an additional 321,275 shares may be granted under the 2006 Plan prior to its expiration in January 2017.

2015 Incentive Stock Plan

Our 2015 Incentive Stock Plan (the “2015 Plan”), adopted in April 2015, provides for equity incentives to be granted to our employees, executive officers or directors or to key advisers or consultants. Equity incentives may be in the form of stock options with an exercise price not less than the fair market value of the underlying shares as determined pursuant to the 2015 Plan, restricted stock awards, other stock based awards, or any combination of the foregoing. The 2015 Plan is administered by the compensation committee of the board of directors. 5,000,000 shares of our common stock are reserved for issuance pursuant to the exercise of awards under the 2015 Plan. The number of shares so reserved automatically adjusts upward on January 1 of each year, so that the number of shares covered by the 2015 Plan is equal to 15% of our issued and outstanding common stock. Stock options to purchase an aggregate of 908,500 shares of our common stock are outstanding under the 2015 Plan as of the date of this registration statement.

Compensation Committee Interlocks and Insider Participation

None.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

Lease of Executive Offices

The Company’s executive offices located at 2424 N Federal Highway, Boca Raton, Florida 33431 are leased from a company affiliated with CD Financial. The lease expires in October 2020 and provides for monthly rent of $6,408. We believe that the monthly rent is commensurate with other properties available in the market.

Marketing and Advisory Services Agreement with All Def Digital

In April 2015, the Company entered into a strategic marketing and advisory services agreement (the “Advisory Services Agreement”) with All Def Digital. Tim Leissner, a director of the Company is also a director of All Def Digital. The Company has paid All Def Digital $152,437 and $237,959 for services rendered pursuant to the Advisory Services Agreement during the six months ended June 30, 2016 and the year ended December 31, 2015, respectively.

April 2015 Transactions with CD Financial, CDS Ventures and other Related Persons

See “Item 10. Recent Sales of Unregistered Securities” with respect to the April 2015 investment by the Investors and related transactions with CD Financial and CDS Ventures.

The following sets forth the name and approximate dollar value of the investment made by each related person in connection with the April 2015 common stock purchase transactions more fully described in Item 10:

Name	Investment Amount

Li Ka Shing	$6,150,000 (invested through Charmnew Limited)

Solina Chau Hoi Shuen	$4,310,000 (invested through Grieg International Limited and Oscar Time Limited)

Tim Leissner	$3,150,000 (invested through Nu Horizons Investment Group, LLC)

Investors’ Rights Agreement

At closing of the April 2015 investment and related transactions described in “Item 10. Recent Sales of Unregistered Securities,” Celsius, the Investors, CDS Ventures and CD Financial entered into the Investors’ Rights Agreement, pursuant to which, among matters, our board of directors was expanded to seven (7), two of whom shall be designated by the Investors, the shareholder parties were accorded certain registration rights for their respective shares of our common stock or underlying shares of common stock, as the case may be, under the Securities Act and the shareholder parties were granted certain participation rights as to future offerings of securities by Celsius.

Pursuant to the Investor’s Rights Agreement the following matters require investor director approval: (i) liquidation, dissolution or winding-up of the business and affairs of the Company or effecting any change of control; (ii) amending the Articles of Incorporation or Bylaws of the Company in a manner that adversely affects Investor rights; (iii) purchasing or redeeming, or paying or declaring any dividend or making any distribution on, certain shares of capital stock of the Company; (iv) authorization or issuance of any debt security creating indebtedness that would exceed $1,000,000; (v) changing the authorized number of members of the board of directors; (vi) entering into or materially amending certain distribution or other commercialization agreements for the Company’s products; (vii) making any loan or advance to, or owning any stock or other securities of, any subsidiary or other entity unless it is wholly owned by the Company; (viii) making any loan or advance to any person, except advances in the ordinary course of business or under the terms of an employee stock or option plan approved by the board of directors; (ix) guarantee, directly or indirectly, any indebtedness except for indebtedness of the Company or any subsidiary; (x) certain transactions with any director, officer, or employee of the Company or their associates; (xi) hiring, terminating, or certain changes to the compensation of the executive officers; (xii) materially changing the principal business of the Company; (xiii) the sale, assignment, license, pledge, or encumbering of material technology or intellectual property, other than licenses granted in the ordinary course of business; and (xiv) entering into any corporate strategic relationship involving money or assets greater than $1,000,000.

In addition to CDS Ventures and CD Financial, the following related persons are party to the Investors’ Rights Agreement: (i) Charmnew Limited (an affiliate of Li Ka Shing); (ii) Grieg International Limited (an affiliate of Solina Chau Hoi Shuen); and (iii) Nu Horizons Investment Group, LLC (an affiliate of Tim Leissner).

Loan and Security Agreement with CD Financial

We originally entered into a loan and security agreement with CD Financial in July 2010, which provided us with a line of credit to fund operations. The original line of credit was up to $3,000,000 and it was subsequently increased to $9,800,000. The loan and security agreement was then amended in connection with the April 2015 investment and related transactions described in “Item 10. Recent Sales of Unregistered Securities.”

Pursuant to the amendment, contemporaneously with the closing of the April 2015 investment transactions, the Company repaid $300,000 to CD Financial and converted $4,000,000 of the outstanding principal balance of the line of credit into shares of Series D Convertible Preferred Stock. As amended, the loan and security agreement now provides Celsius with a revolving line of credit pursuant to which Celsius can borrow up to an aggregate maximum of $4.5 million from time to time until maturity in January 2020. The credit facility requires quarterly cash payments of interest only at the rate of five percent (5%) of the outstanding balance per annum until maturity and is secured by a pledge of substantially all the Company’s assets. As of June 30, 2016, the principal amount outstanding under the credit facility with CD Financial was $4.5 million. Cash interest payments to CD Financial pursuant to the credit facility were $113,750 and $220,042 during the six months ended June 30, 2016 and the year ended December 31, 2016, respectively. Cash interest payments to CD Financial pursuant to the credit facility were $257,851 and $403,888 during the years ended December 31, 2013 and December 31, 2014, respectively.

Approval of Related Party Transactions

All related party transactions are subject to the review, approval or ratification of our board of directors or an appropriate committee thereof.

Item 8.	Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business.  We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations.  We may become involved in material legal proceedings in the future.

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Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Since January 11, 2016, our common stock has been on the OTCQX tier of the over-the-counter market maintained by OTC Markets Group, Inc., under the trading ticker “CELH.” Prior thereto, our common stock was quoted on the OTCPink tier of the over-the counter market maintained by OTC Markets Group, Inc. The trading price of our common stock has been volatile at times. Further, the stock market has from time to time experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These kinds of broad market fluctuations may adversely affect the market price of our common stock. For additional information, see “Item 1A. Risk Factors” above.

The following table sets forth the quarterly high and low sale prices of our common stock for the two most recent fiscal years, as reported on the OTC Markets Group, Inc. quotation system:

	High Sale	Low Sale
Fiscal Quarters	Price	Price
2016
Second Quarter 2016	$2.54	$2.13
First Quarter 2016	$2.40	$1.56
2015
Fourth Quarter 2015	$2.48	$1.49
Third Quarter 2015	$2.83	$1.71
Second Quarter 2015	$3.55	$1.25
First Quarter 2015	$1.25	$0.44

2014
Fourth Quarter 2014	$0.61	$0.35
Third Quarter 2014	$0.77	$0.44
Second Quarter 2014	$0.94	$0.51
First Quarter 2014	$1.20	$0.33

Holders

As of August 22, 2016, there were 52 holders of record of our common stock and in excess of 5,000 beneficial owners of our common stock.

Dividends

We have never declared or paid cash dividends on our common stock.  We anticipate that in the future we will retain any earnings for operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Options, Warrants and Convertible Securities

As of the date of this report, there were:

•     4,412,775 shares of our common stock reserved for issuance upon exercise of outstanding options granted under the 2006 Plan and the 2015 Plan; and

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•     9,228,086 shares of our common stock reserved for issuance upon conversion of our outstanding convertible preferred stock.

Securities Authorized for Issuance under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	5,542,666 shares	(1)	$1.00	4,412,775 shares	(1)

Equity Compensation plans not approved by security holders	0 shares		n/a	0 shares

Total	5,542,666 shares	(1)	None issued	4,412,775 shares	(1)

(1)	Represents shares of common stock reserved for issuance under the 2005 Plan and the 2015 Plan.

Item 10.	Recent Sales of Unregistered Securities

April 2015 Transactions:

•	On April 20, 2015, the Company entered into a common stock purchase agreement (the “2015 Purchase Agreement”) with the Investors, pursuant to which the Company sold 12,921,348 shares of its common stock on a private placement basis (the “Private Placement Shares”) to the Investors for an aggregate consideration of $11,388,159, net of expenses. Certain of the Investors contemporaneously acquired an additional 5,000,000 shares of our common stock (the “Conversion Shares”) by purchasing an outstanding $1.5 million convertible note held by CDS Ventures (the “CDS Note”) and immediately converting the CDS Note into the Conversion Shares. In connection with the issuance of the Private Placement Shares and the Conversion Shares, Celsius relied upon the exemptions from registration afforded by Sections 4(a)(2) and 3(a)(9) of the Securities Act, respectively. The Private Placement Shares and the Conversion Shares are “restricted securities” of the Company. The certificates evidencing the Private Placement Shares and the Conversion Shares bear a legend (a) stating that the shares have not been registered under the Securities Act and applicable state securities laws; and (b) setting forth and referring to the restrictions on transferability and sale of the shares under the Securities Act and applicable state securities laws.

•	We currently have shares of Series C Preferred Stock (the “Preferred C Shares”) and shares of Series D Preferred Stock (the “Preferred D Shares”) outstanding. On April 16, 2015, contemporaneously with the transactions with the Investors, the Company entered into an amendment to its existing loan and security agreement (the “Amendment”) with CD Financial. Pursuant to the Amendment, the outstanding principal amount of the line of credit with CD Financial was reduced by $4.0 million, which amount was converted into 4,000 Preferred D Shares. Contemporaneously with the issuance of the Preferred D Shares, $180,000 of accrued but unpaid dividends on outstanding Preferred C Shares was paid through the issuance of an additional 180 Preferred C Shares (the “Additional Preferred C Shares”). In connection with the issuance of the Preferred D Shares and the Additional Preferred C Shares, Celsius relied upon the exemption from afforded by Section 4(a)(2) of the Securities Act. The Preferred D Shares and the Additional Preferred C Shares issued by Celsius are “restricted securities” of the Company. The certificates evidencing the Preferred D Shares and the Additional Preferred C Shares issued by Celsius bear a legend (i) stating that the shares have not been registered under the Securities Act and applicable state securities laws, and (ii) setting forth and referring to the restrictions on transferability and sale of the shares under the Securities Act and applicable state securities laws.

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•	At closing of the April 20, 2015 transactions, Celsius, the Investors, CDS Ventures and CD Financial into the Investors’ Rights Agreement, pursuant to which, among matters, our board of directors was expanded to seven (7), two of whom shall be designated by the Investors, the shareholder parties were accorded certain registration rights for their respective shares of our common stock or underlying shares of common stock, as the case may be, under the Securities Act and the shareholder parties were granted certain participation rights as to future offerings of securities by Celsius. In order to effect the transactions, Celsius’ Amended and Restated Articles of Incorporation were amended as authorized by our board of directors, which amendment increased required), to increase the number of authorized shares of the which amendment increased the number of authorized shares of common stock from 50,000,000 to 75,000,000, increased the number of authorized Preferred C Shares from 2,200 to 3,000 and designated the newly created Preferred D Shares.

Other Issuances of Common Stock

During 2014, the Company issued a total of 280,000 “restricted” shares of its common stock as compensation pursuant to celebrity endorsement agreements at an aggregate fair value of $216,100, 250,000 shares were issued at $0.79 per share on March 11, 2014 and 30,000 shares were issued at $0.62 per share on August 13, 2014 with each per share valuation representing the closing stock price on the day of issuance.

On April 12, 2016, the Company issued a total 250,000 “restricted” shares of its common stock as compensation pursuant to celebrity endorsement agreements at a fair value of $560,000, or $2.24 per share representing, the closing stock price on that date.

Item 11.	Description of Registrant’s Securities to be Registered

Capital Stock

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share and 2,500,000 shares of preferred stock, par value $0.001 per share. Our shares of common stock are the securities covered by this registration statement.

Common Stock

As of the date of this report, we have 38,666,451 shares of our common stock issued and outstanding. All shares of our common stock that are presently issued and outstanding are fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock, voting together with holders of our Preferred C Shares and Preferred D Shares as a single class, can elect all of the directors. Holders of our capital stock representing a majority of the voting power of our capital stock entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our shareholders. A vote by the holders of a majority of our outstanding capital stock entitled to vote is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that our board of directors, in its discretion, declares from legally available funds, subject to preferences granted to shares of preferred stock. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock, including shares of preferred stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

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Preferred Stock

General

Our board of directors has the authority, without further action by the shareholders, to issue such shares of preferred stock in one or more series and to fix the rights, preferences and the number of shares constituting any series or the designation of such series. While our Articles and bylaws do not contain any provisions that may delay, defer or prevent a change in control, the issuance of preferred stock may have the effect of delaying or preventing a change in control or make removal of our management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We currently have 3,000 shares of preferred stock designated as Preferred C Shares designated, of which 2,380 Preferred C Shares are issued and outstanding and 4,000 shares of preferred stock designated as Preferred D Shares, all of which are issued and outstanding.

Preferred C Shares

The Preferred C Shares are convertible into our common stock at the option of the holder thereof at a conversion price of $0.52 per share at any time until December 31, 2018, at which time they will automatically convert into shares of our common stock determined by dividing the liquidation preference of $1,000 per Preferred C Share by the conversion price then in effect. The conversion price is subject to adjustment in the event of stock dividends, stock splits and similar events. The Preferred C Shares accrue cumulative annual dividends at the rate of 6% per annum, payable by the issuance of additional Preferred C Shares. The holder of Preferred C Shares votes on an “as converted” basis, together with holders of common stock as a single class on all matters presented to shareholders for a vote, except as required by law.

Preferred D Shares

The Preferred D Shares are convertible into our common stock at the option of the holder thereof at a conversion price of $0.86 per share until the earlier of the January 2, 2020 due date of our line of credit with CD Financial or such earlier date as the line of credit is satisfied (the “Mandatory Redemption Date”). The conversion price is subject to adjustment in the event of stock dividends, stock splits and similar events. The Preferred D Shares accrue cumulative annual cash dividends at the rate of 5% per annum, payable quarterly in cash and have a liquidation preference of $1,000 per share. On the Mandatory Redemption Date, the Preferred D Shares automatically convert into shares of our common stock in a number determined by dividing the $1,000 per Preferred D Share liquidation preference plus any accrued but unpaid dividends, by the conversion price then in effect. The Preferred D Shares may also be redeemed by us at any time on or after December 31, 2016, at a redemption price equal to 104% of the liquidation preference. The holder of the Preferred D Shares votes on an “as converted” basis, together with holders of common stock as a single class on all matters presented to shareholders for a vote, except as required by law.

Item 12.	Indemnification of Directors and Officers

Pursuant to our Articles of Incorporation and Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his or her position, if he or she acted in good faith and in a manner he or she reasonably believed to be in our best interest.  In certain cases, we may advance expenses incurred in defending any such proceeding.  To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him or her against all expenses incurred, including attorney's fees.  With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.  The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

29

Item 13.	Financial Statements and Supplementary Data

The financial statements and supplementary data listed in “Item 15 Financials Statements and Exhibits” are included with this registration statement.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15.	Financial Statements and Exhibits

(a)	Financial Statements

The following consolidated financial statements of the Company are included herewith:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2015 and 2014

Consolidated Statements of Operations for the years ended December 31, 2015 and 2014

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2015 and 2014

Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014

Notes to Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2016 (unaudited) and December 31, 2015

Consolidated Statements of Operations for the six months ended June 30, 2016 and 2015 (unaudited)

Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and 2015 (unaudited)

Notes to Consolidated Financial Statements (unaudited)

(b)

Exhibit No.	Description

3.1	Articles of Incorporation, as amended*

3.2	Bylaws, as amended*

10.1	Loan and Security Agreement with CD Financial, LLC, as amended*

10.2	Investors’ Rights Agreement dated April 20, 2015*

10.3	Amended 2006 Stock Incentive Plan*+

10.4	2015 Stock Incentive Plan*+

10.5	Code of Ethics*

10.6	Audit Committee Charter*

10.7	Compensation Committee Charter*

10.8	Nominating and Corporate Governance Committee Charter*

10.9	Employment Agreement with Gerry David*+

10.10	Employment Agreement with John Fieldly*+

10.11	Common Stock Purchase Agreement dated April 20, 2015**

10.12	Distribution Agreement with People’s Choice AB**

21.1	Subsidiaries of Registrant*

23.1	Consent of Independent Registered Public Accounting Firm**

*Previously filed.

+Management compensation plan or arrangement.

**Filed herewith.

30

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2016	CELSIUS HOLDINGS,, INC.

	By:	/s/ Gerry David
Gerry David, Chief Executive Officer

	By:	/s/ John Fieldly
John Fieldly, Chief Financial Officer

31

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Celsius Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Celsius Holdings, Inc. and Subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the two years ended in the period December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celsius Holdings, Inc. and Subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ D’Arelli Pruzansky, P.A.

Certified Public Accountants

Coconut Creek, Florida

March 24, 2016

F-2

Celsius Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2015	December 31, 2014
ASSETS

Current assets:
Cash	$10,128,320	$349,072
Accounts receivable, net	2,127,060	2,612,191
Inventories, net	2,322,904	1,686,935
Prepaid expenses and other current assets	666,267	259,056
Total current assets	15,244,551	4,907,254

Property and equipment, net	21,319	43,950
Total Assets	$15,265,870	$4,951,204

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	$1,805,931	$828,049
Accrued preferred dividend	190,847	180,403
Deferred revenue and other current liabilities	25,057	356,602
Total current liabilities	2,021,835	1,365,054

Long-term liabilities:
Convertible note payable - related party	-	1,500,000
Line of credit note payable-related party	4,500,000	9,250,000
Total Liabilities	6,521,835	12,115,054

Stockholders’ Equity (Deficit):
Preferred Stock, $0.001 par value; 2,500,000 shares authorized, 6,380 and 2,200 shares issued and outstanding at December 31, 2015 and December 31, 2014, respectively	6	2
Common stock, $0.001 par value; 75,000,000 shares authorized, 38,380,380 and 20,459,032 shares issued and outstanding at December 31, 2015 and December 31, 2014, respectively	38,380	20,459
Additional paid-in capital	58,626,212	40,165,955
Accumulated deficit	(49,920,563)	(47,350,266)
Total Stockholders’ Equity (Deficit)	8,744,035	(7,163,850)
Total Liabilities and Stockholders’ Equity (Deficit)	$15,265,870	$4,951,204

The accompanying notes are an integral part of these consolidated financial statements

F-3

Celsius Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

	For the year
	ended December 31,
	2015	2014
Revenue	$17,217,944	$14,610,090
Cost of revenue	10,177,986	9,011,923
Gross profit	7,039,958	5,598,167

Selling and marketing expenses	5,701,845	4,823,014
General and administrative expenses	3,165,573	2,305,086
Total operating expense	8,867,418	7,128,100

Loss from operations	(1,827,460)	(1,529,933)

Other Income (Expense):
Interest expense	(322,344)	(497,203)
Total Other Income (Expense)	(322,344)	(497,203)

Net Loss	(2,149,804)	(2,027,136)
Preferred stock dividend - beneficial conversion feature	(139,535)
Preferred stock dividend - other	(280,958)	(133,836)
Net Loss available to common stockholders	$(2,570,297)	$(2,160,972)

Weighted average shares outstanding	33,175,826	20,392,594
Loss per share, basic and diluted	$(0.07)	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements

F-4

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2015 and 2014

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at December 31, 2013	2,200	$2	20,179,032	$20,179	$39,263,208	(45,189,294)	$(5,905,905)

Issuance of common stock in exchange of service			280,000	280	215,820		216,100
Stock option expense					686,927		686,927
Preferred stock dividend						(133,836)	(133,836)
Net loss						(2,027,136)	(2,027,136)
Balance at December 31, 2014	2,200	2	20,459,032	20,459	40,165,955	(47,350,266)	(7,163,850)

Issuance of preferred stock in exchange of note	4,000	4			3,999,996		4,000,000
Issuance of preferred stock in exchange of accrued dividend	180	0.18			180,000		180,000
Issuance of common stock upon conversion of convertible note			5,000,000	5,000	1,495,000		1,500,000
Issuance of common stock pursuant to private placement			12,921,348	12,921	11,375,238		11,388,159
Stock option expense					1,270,488		1,270,488
Preferred stock dividend - beneficial conversion feature					139,535	(139,535)	-
Preferred stock dividend - other						(280,958)	(280,958)
Net loss						(2,149,804)	(2,149,804)
Balance at December 31, 2015	6,380	$6	38,380,380	$38,380	$58,626,212	(49,920,563)	$8,744,035

The accompanying notes are an integral part of these consolidated financial statements

F-5

Celsius Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended
	December 31, 2015	December 31, 2014
Cash flows from operating activities:
Net Loss	$(2,149,804)	$(2,027,136)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	33,043	37,256
Stock-based compensation expense	1,270,488	903,027
Changes in operating assets and liabilities:
Accounts receivable, net	485,131	(1,120,641)
Inventory	(635,969)	(865,664)
Prepaid expenses and other current assets	(313,942)	258,338
Accounts payable and accrued expenses	1,168,400	121,828
Accrued preferred dividends	(280,958)	(133,836)
Deposits/deferred revenue and other current liabilities	(331,544)	(92,389)
Net cash used in operating activities	(755,155)	(2,919,217)

Cash flows from investing activities:
Purchase of property and equipment	(10,412)	(12,493)

Net cash (used in) investing activities	(10,412)	(12,493)

Cash flows from financing activities:
Borrowing under revolving note payable, related-party	450,000	3,150,000
Repayment on short term notes payable, related-party	(1,200,000)	-
Net proceeds from sale of common stock	11,388,084	-
Payments on short term notes payable	(93,269)	(91,124)
Net cash provided by financing activities	10,544,815	3,058,876

Net increase in cash and cash equivalents	9,779,248	127,166

Cash and cash equivalents at beginning of the year	349,072	221,906

Cash and cash equivalents at end of the year	$10,128,320	$349,072
Supplemental disclosures:
Cash paid during period for:
Interest	$401,808	$460,589
Taxes	$-	$-
Non-cash investing and financing activities:
Borrowing under short term notes payable for prepaid expense	$93,269	$91,124
Accrued preferred dividends	$280,958	$133,836
Preferred stock issued in exchange for cancellation of revolving note payable - related party	$4,000,000	$-
Conversion of convertible note to common shares - related party	$1,500,000	$-
Conversion of accrued preferred dividend into preferred shares - related party	$180,000	$-

The accompanying notes are an integral part of these consolidated financial statements

F-6

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Business —Celsius Holdings, Inc. (the “Company” or “Celsius Holdings”) was incorporated under the laws of the State of Nevada on April 26, 2005. On January 24, 2007, the Company entered into a merger agreement and plan of reorganization with Elite FX, Inc., a Florida corporation. Under the terms of the Merger Agreement, Elite FX, Inc. was merged into the Company’s subsidiary, Celsius, Inc. and became a wholly-owned subsidiary of the Company on January 26, 2007. In addition, on March 28, 2007 the Company established Celsius Netshipments, Inc. a Florida corporation as a wholly-owned subsidiary of the Company.

Since the merger, the Company is engaged in the development, marketing, sale and distribution of “functional” calorie-burning fitness beverages under the Celsius® brand name.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Consolidation Policy — The accompanying consolidated financial statements include the accounts of Celsius Holdings, Inc. and its subsidiaries. All material inter-company balances and transactions have been eliminated in consolidation.

Significant Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, reserves for inventory obsolescence, the useful lives and values of property, fixtures and equipment, valuation of stock based compensation, and deferred tax asset valuation allowance.

Segment Reporting — Although the Company has a number of operating divisions, separate segment data has not been presented, as they meet the criteria for aggregation as permitted by ASC Topic 280, Segment Reporting, (formerly Statement of Financial Accounting Standards (SFAS) No. 131, Disclosed About Segments of an Enterprise and Related Information.)

Our chief operating decision-maker is considered to be our Chief Executive Officer (CEO). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the CEO is identical to the information presented in the accompanying consolidated statement of operations. Therefore, the Company has determined that it operates in a single operating segment. For the years ended December 31, 2015 and 2014 all material assets and revenues of the Company were in the United States except as disclosed in Note 2.

Concentrations of Risk — Substantially all of the Company’s revenue derives from the sale of Celsius ® beverages.

The Company uses single supplier relationships for its raw materials purchases and filling capacity, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-quality financial institutions. At times, balances in the Company’s cash accounts may exceed the Federal Deposit Insurance Corporation limit. At December 31, 2015 the Company had approximately $10.0 million in excess of the Federal Deposit Insurance Corporation limit.

F-7

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At December 31, 2015 and 2014, the Company had the following 10 percent or greater concentrations of revenue with its customers:

	2015	2014
A*	48.3%	49.8%
B	9.1%	10.0%
All other	42.6%	40.2%
Total	100.0%	100.0%

At December 31, 2015 and 2014, the Company had the following 10 percent or greater concentrations of accounts receivable with its customers:

	2015	2014
A*	50.0%	68.0%
B	11.8%	8.5%
All other	38.2%	23.5%
Total	100.0%	100.0%

*Revenues and receivables from customer A are derived from a distributor located in Sweden.

Cash Equivalents — The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents. At December 31, 2015 and December 31, 2014, the Company did not have any investments with maturities of three months or less.

Accounts Receivable — Accounts receivable are reported at net realizable value. The Company establishes an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, historical trends, and other information. Delinquent accounts are written-off when it is determined that the amounts are uncollectible. At December 31, 2015 and December 31, 2014, there was an allowance for doubtful accounts of $3,500 and $3,500, respectively.

F-8

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories — Inventories include only the purchase cost and are stated at the lower of cost or market. Cost is determined using the FIFO method. Inventories consist of raw materials and finished products. The Company reserved against inventory during the period in which such materials and products are no longer usable or marketable. In 2015 and 2014, the Company recorded a reserve of $329,075 and $30,059, respectively. The changes in reserve are included in cost of revenue. Free Samples are recorded as cost of sales.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful life of the asset generally ranging from three to seven years.

Impairment of Long-Lived Assets — In accordance with ASC Topic 360, “Property, Plant, and Equipment” the Company reviews the carrying value of intangibles and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair value.

Revenue Recognition — Revenue is derived from the sale of beverages. Revenue is recognized when persuasive evidence of an agreement exists, the products are delivered, sales price is fixed or determinable, and collectability is reasonably assured. Any discounts, slotting fees, sales incentives or similar arrangements with the customer are estimated at time of sale and deducted from revenue.

Deferred Revenue — From time to time the Company requires prepayments for deposits in advance of delivery of products and/or production runs. Such amounts are initially recorded as deferred revenue. The Company recognizes such revenue as it is earned in accordance with revenue recognition policies.

Advertising Costs — Advertising costs are expensed as incurred. The Company uses mainly radio, local sampling events, sponsorships, endorsements, and digital advertising. The Company incurred advertising expense of approximately $3.2 million and $2.2 million, during year ending December 31, 2015 and 2014, respectively.

Research and Development — Research and development costs are charged to operations as incurred and consist primarily of consulting fees, raw material usage and test productions of beverages. The Company incurred expenses of $71,166 and $25,510 during year ending December 31, 2015 and 2014, respectively.

Fair Value of Financial Instruments — The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximates fair value due to their relative short-term maturity and market interest rates.

F-9

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements - ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company did not have any assets or liabilities measured at fair value at December 31, 2015 and December 31, 2014.

Income Taxes — The Company accounts for income taxes pursuant to the provisions of ASC 740-10, “Accounting for Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized. The Company follows the provisions of the ASC 740 -10 related to, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

F-10

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued) —Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25 Definition of Settlement, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

The Company files its tax returns on a fiscal year September 30th tax year. The Company’s tax returns for tax years ended September 30, 2015 (although not yet filed), 2014, 2013, and 2012 remain subject to potential examination by the taxing authorities.

Earnings per Share — Basic earnings per share are calculated by dividing net income (loss) available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of shares issuable upon conversion of convertible debt, exercise of stock options and warrants (calculated using the reverse treasury stock method). As of December 31, 2015 there were options outstanding to purchase 4.6 million shares, which exercise price averaged $0.80, Series C Preferred Stock warrants outstanding to convert to 4.6 million common shares at $0.52 price per share and Series D Preferred Stock warrants outstanding to convert to 4.7 million common shares at $0.86 price per share. There were no other dilutive common shares equivalents, including convertible notes and warrants, as no common share equivalents had an exercise price below the ending closing price of the year. The effects of dilutive instruments have not been presented as the effects would be anti-dilutive.

F-11

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-Based Payments —Effective January 1, 2006, the Company has fully adopted the provisions of ASC Topic 718 “Compensation — Stock Compensation” and related interpretations. As such, compensation cost is measured on the date of grant at the fair value of the share-based payments. Such compensation amounts, if any, are amortized over the respective vesting periods of the grants. On April 30, 2015, the Company adopted the 2015 Stock Incentive Plan, This plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company's common stock or to receive monetary payments based on the value of such shares pursuant to Awards issued. The 2015 Plan permits the grant of options and shares for up to 5,000,000 shares. In addition, there is a provision for an annual increase of 15% to the shares included under the plan, with the shares to be added on the first day of each calendar year, beginning on January 1, 2016.

Shipping and Handling Costs — Shipping and handling costs for freight expense on goods shipped are included in cost of sales. Freight expense on goods shipped for year ended December 31, 2015 and 2014 was $1,161,088 and 1,007,054, respectively.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In September 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”). ASU 2015-16 simplifies the accounting for adjustments made to provisional amounts recognized in a business combination by requiring the acquirer to (i) recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined, (ii) record, in the same period, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date, and (iii) present separately or disclose the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years, and interim periods within, beginning after December 15, 2015. Early adoption is permitted. The Company is evaluating the impact of the adoption of ASU 2015-16 on January 1, 2016 to its consolidated financial position or results of operations.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability (consistent with debt discounts).

F-12

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

In August 2015, the FASB issued ASU No. 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting) (“ASU 2015-15”). ASU 2015-15 allows debt issuance costs related to line-of-credit agreements to be presented in the balance sheet as an asset. ASU 2015-03 and ASU 2015-15 are effective for fiscal years, and interim periods within, beginning after December 15, 2015. Early adoption is permitted. The Company plans to early adopt ASU 2015-03 and ASU 2015-15 as of December 31, 2015; the adoption is not expected to have a material impact on its consolidated financial position or results of operations.

All new accounting pronouncements issued but not yet effective are not expected to have a material impact on our results of operations, cash flows or financial position.

Liquidity — These financial statements have been prepared assuming the Company will be able to continue as a going concern. At December 31, 2015, the Company had an accumulated deficit of $49,920,563 which includes a net loss available to common stockholders of $2,570,297 for year ended December 31, 2015. While these factors alone may raise doubt as to the Company’s ability to continue as a going concern, the Company’s sale of common stock to an investor group on April 20, 2015 for a total of $11.5 million is deemed sufficient to alleviate substantial doubt regarding the Company’s ability to continue as a going concern.

3.	INVENTORIES

Inventories consist of the following at:

	December 31,	December 31,
	2015	2014
Finished goods	$2,309,288	$1,570,201
Raw Materials	342,691	146,793
Less: Inventory Reserve	(329,075)	(30,059)
Inventories, net	$2,322,904	$1,686,935

F-13

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets total $666,267 and $259,056, at December 31, 2015 and December 31, 2014, respectively, and consist mainly of prepaid consulting agreement with D3M Licensing Group, advertising, prepaid insurance, prepaid slotting fees, deposits on purchases, and customer deposits.

5.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	December 31,	December 31,
	2015	2014
Furniture and equipment	$264,495	$254,083
Less: accumulated depreciation	(243,176)	(210,133)
Total	$21,319	$43,950

Depreciation expense amounted to $33,043 and $37,256 during year ended December 31, 2015 and 2014, respectively

6.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at:

	December 31,	December 31,
	2015	2014
Accounts payable	$1,207,353	$360,062
Accrued expenses	598,578	467,987
Total	$1,805,931	$828,049

F-14

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

7.	DEFERRED REVENUE AND OTHER CURRENT LIABILITIES

Deferred revenue and other current liabilities consist of the following at:

	December 31,	December 31,
	2015	2014
Customer deposits	$13,063	$351,716
State bottle bill liability	11,994	4,886
Total	$25,057	$356,602

8.	LINE OF CREDIT NOTE PAYABLE - RELATED PARTIES

Line of credit note payable - related parties consists of the following as of:

	December 31,	December 31,
	2015	2014
Note Payable – line of credit
In July 2010, the Company entered into a line of credit note payable with a related party which carries interest of five percent per annum. The Company can borrow up to $4,500,000. The Company has pledged all of its assets as security for the line of credit. The notes mature in January 2020, at which time the principal amount is due. During April 2015, the Company issued $4,000,000 of convertible series D preferred series in exchange for cancellation of $4,000,000 of this line.
Long-term portion	$4,500,000	$9,250,000

9.	CONVERTIBLE NOTE PAYABLE - RELATED PARTIES

Convertible note payable	December 31,	December 31,
	2015	2014
Convertible note payable, related party	$0	$1,500,000

In September 2009, the Company entered into a convertible note payable with a related party, a majority shareholder which carries interest at six percent per annum. The outstanding balance is convertible into the Company’s common stock at a conversion price of $0.30 per share. The Company is obligated to file a registration statement upon written notice from the creditor and such registration statement must be effective within 180 days of the date of notice. If after the 180 days the Company has not complied with the agreement it shall pay $65,000 per month in penalty, until the registration statement is effective.

F-15

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

9.	CONVERTIBLE NOTE PAYABLE - RELATED PARTIES (CONTINUED)

The note matures in December 2016, at which time the principal amount is due. In April 2015, the note holder converted the outstanding portion of $1,500,000, into shares of common stock in accordance with the conversion terms of the agreement. The creditor also terminated all registration rights and waived any penalties that might have been incurred in connection therewith. The outstanding balance on the loan as of December 31, 2015 and December 31, 2014 was $0 and $1,500,000, respectively.

10.	PREFERRED STOCK – RELATED PARTY

On August 26, 2013, the Company entered into a securities purchase agreement (the “2013 Purchase Agreement”) with CDS Ventures of South Florida, LLC (“CDS”) and CD Financial, LLC (“CD”). CDS and CD are limited liability companies which are affiliates of Carl DeSantis, the Company’s principal shareholder. The Company issued 2,200 shares of its Series C Preferred Stock (the “Preferred C Shares”) in exchange for the conversion of a $550,000 short term loan from CDS and the conversion of $1,650,000 in indebtedness under the Company’s line of credit with CD (the “CD Line of Credit”). The Preferred C Shares are convertible into our common stock at the option of the holder thereof at a conversion price of $0.52 per share at any time until December 31, 2018, at which time they will automatically convert into shares of our common stock determined by dividing the liquidation preference of $1,000 per Preferred C Share by the conversion price then in effect. The conversion price is subject to adjustment in the event of stock dividends, stock splits and similar events. The Preferred C Shares accrue cumulative annual dividends at the rate of 6% per annum, payable by the issuance of additional Preferred C Shares. The holder of Preferred C Shares votes on an “as converted” basis, together with holders of common stock as a single class on all matters presented to shareholders for a vote, except as required by law. In April 2015, the Company issued 180 Preferred C Shares valued at $180,000 in settlement of $180,000 in accrued preferred C dividends. As of December 31, 2015, $139,736 of dividends has been accrued. The Preferred C Shares mature on December 31, 2018 and are redeemable only in exchange for shares of Company common stock.

On April 16, 2015, the Company entered into an amendment to its existing Loan and Security Agreement (the “Amendment”) with CD an affiliate of CDS Ventures and Mr. DeSantis. Pursuant to the Amendment, the outstanding principal amount of the CD Line of Credit was reduced by $4.0 million, which amount was converted into 4,000 shares of a newly-designated Series D Preferred Stock (the “Preferred D Shares”). This related party was given a conversion price of $0.86 per common share, whereas other investors purchased common shares at $0.89 in the private placement, as discussed in note 12. The difference of $0.03 per share, which resulted in $139,535, was recorded as a dividend in accordance with ASC 470-20-35, subsequent measurement for debt with conversion and other options. The Preferred D Shares are convertible into our common stock at the option of the holder thereof at a conversion price of $0.86 per share until the earlier of the January 2, 2020 due date of our line of credit with CD Financial or such earlier date as the line of credit is satisfied (the “Mandatory Redemption Date”). The conversion price is subject to adjustment in the event of stock dividends, stock splits and similar events. The Preferred D Shares accrue cumulative annual cash dividends at the rate of 5% per annum, payable quarterly in cash and have a liquidation preference of $1,000 per share. On the Mandatory Redemption Date, the Preferred D Shares automatically convert into shares of our common stock in a number determined by dividing the $1,000 per Preferred D Share liquidation preference plus any accrued but unpaid dividends, by the conversion price then in effect. The Preferred D Shares may also be redeemed by us at any time on or after December 31, 2016, at a redemption price equal to 104% of the liquidation preference. The holder of the Preferred D Shares votes on an “as converted” basis, together with holders of common stock as a single class on all matters presented to shareholders for a vote, except as required by law. As of December 31, 2015, $51,111 of dividends has been accrued regarding these shares.

F-16

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

11.	RELATED PARTY TRANSACTIONS

The Company’s office is rented from a company affiliated with CD which is controlled by our majority shareholder Carl DeSantis. Currently, the lease expires on October 2020 with monthly rent of $6,408. The rental fee is commensurate with other properties available in the market.

In April 2015, the Company entered into a strategic marketing and advisory services agreement with All Def Digital. Tim Leissner, a director and shareholder of the Company is also a director and shareholder in All Def Digital. As of December 31, 2015, the Company has paid All Def Digital $237,959, for services relating to the strategic marketing and advisory services agreement.

Other related party transactions are discussed in notes 8, 9, and 10,

12.	STOCKHOLDERS’ EQUITY (DEFICIT)

Issuance of common stock pursuant to services performed

During 2014, the Company issued a total of 280,000 unregistered shares as compensation in connection with celebrity endorsement agreements at an aggregate fair value of $216,100, 250,000 shares were issued at $0.79 per share on March 11th, 2014 and 30,000 shares were issued at $0.62 per share on August 13th, 2014, with each per share valuation representing the closing stock price on the day of issuance.

Issuance of common stock pursuant to conversion of note

In April 2015, the Company issued 5,000,000 unregistered common shares upon conversion of $1,500,000 of convertible notes, at contractual terms.

Issuance of common stock pursuant to private placement

In April 2015, the Company issued a total of 12,921,348 shares of common stock at $0.89 per share for gross proceeds of $11.5 million (see note 10). Expenses incurred of $111,841 were charged to additional paid in capital and the Company received net proceeds of $11,388,159.

Issuance of preferred stock pursuant to private placement

Refer to note 10 for discussion on preferred stock issuances.

13.	INCOME TAXES

Due to recurring losses for book and tax purposes, for the years ended December 31, 2015 and 2014, the Company’s net tax provision was zero.

F-17

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

13.	INCOME TAXES (CONTINUED)

The difference between the effective income tax rate and the applicable statutory federal income tax rate is summarized as follows:

	2015	2014
Statutory federal rate	(35.0)%	(35.0)%
State income tax rate, net of federal benefit	(3.5)%	(3.5)%
Permanent differences, including stock based compensation	25.3%	18.5%
Change in valuation allowance	13.5%	20.0%
Effective tax rate	0.0%	0.0%

At December 31, 2015 and 2014, the Company’s deferred tax assets were as follows:

Deferred Tax Assets	2015	2014

Net operating loss carry forwards	16,029,000	16,303,000
Less: Valuation allowance net deferred tax assets	(16,029,000)	(16,303,000)
Net deferred tax assets	0.0	0.0

Due to taxable income before net operating loss carryforwards during tax year ending in 2015, the valuation allowance decreased by approximately $274,000 in 2015. Total net operating loss carry forwards at December 31, 2015 were approximately $41.6 million. The losses, if unused, expire through 2035.The Company’s net operating loss carry forwards may be limited due to ownership changes pursuant to Internal Revenue Code section 382.

14.	STOCK-BASED COMPENSATION

The Company adopted an Incentive Stock Plan on January 18, 2007. This plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company's common stock or to receive monetary payments based on the value of such shares pursuant to Awards issued. While the plan terminates 10 years after the adoption date, issued options have their own schedule of termination. During 2013 the majority of the shareholders approved to increase the total available shares in the plan from 2.5 million to 3.5 million shares of common stock. During May 2014, the majority of the shareholders approved to increase the total available shares in the plan from 3.5 million to 4.25 million shares of common stock, during February 2015, the majority of the shareholders approved to increase the total available shares in the plan from 4.25 million to 4.6 million shares of common stock and during April 2015, the majority of the shareholders approved to increase the total available shares in the plan from 4.6 million to 5.1 million shares of common stock. Until 2017, options to acquire shares of common stock may be granted at no less than fair market value on the date of grant. Upon exercise, shares of new common stock are issued by the Company.

F-18

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

14.	STOCK-BASED COMPENSATION (CONTINUED)

The Company adopted the 2015 Stock Incentive Plan on April 30, 2015. This plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company's common stock or to receive monetary payments based on the value of such shares pursuant to Awards issued. The 2015 Plan permits the grant of options and shares for up to 5,000,000 shares. In addition, there is a provision for an annual increase of 15% to the shares included under the plan, with the shares to be added on the first day of each calendar year, beginning on January 1, 2016.

Cumulatively since inception, the Company has issued options to purchase approximately 4.6 million shares at an average price of $0.81 with a fair value of $5.3 million. For the year 2015 and 2014, the Company issued options to purchase 1.3 million and 1.4 million shares. For the year ended December 31, 2015 and 2014, the Company recognized an expense of $1,270,488 and $686,927, respectively, of non-cash compensation expense (included in General and Administrative expense in the accompanying Consolidated Statement of Operations) determined by application of a Black Scholes option pricing model with the following inputs: exercise price, dividend yields, risk-free interest rate, and expected annual volatility. As of December 31, 2015, the Company had approximately $742,000 of unrecognized pre-tax non-cash compensation expense, which the Company expects to recognize, based on a weighted-average period of 0.5 years. The Company used straight-line amortization of compensation expense over the two to three year requisite service or vesting period of the grant. There are options to purchase approximately 4.3 million shares that have vested, of which 267,000 shares were exercised as of December 31, 2015.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards and warrant issuances. The calculation of the fair value of the awards using the Black - Scholes option-pricing model is affected by the Company’s stock price on the date of grant as well as assumptions regarding the following:

	Year ended December 31,
	2015	2014
Expected volatility	306%	172% - 328%
Expected term	4 Years	3 - 5 Years
Risk-free interest rate	0.89%	0.91% - 1.69%
Forfeiture Rate	0.00%	0.00%
Expected dividend yield	0.00%	0.00%

F-19

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

14.	STOCK-BASED COMPENSATION (CONTINUED)

The expected volatility was determined with reference to the historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate in effect at the time of grant.

A summary of the status of the Company’s outstanding stock options as of December 31, 2015 and changes during the period ending on that date is as follows:

					Weighted
		Weighted Average		Aggregate	Average
		Exercise	Fair	Intrinsic	Remaining
	Shares	Price	Value	Value	Term (Yrs)
Options
At December 31, 2013	2,374	$0.44	$0.33	$366	8.5
Granted	1,417	0.78	0.56
Exercised
Forfeiture and cancelled	(295)	0.42	0.38
At December 31, 2014	3,496	$0.49	$0.41	$588	6.5
Granted	1,306	1.61	0.33
Exercised
Forfeiture and cancelled	(168)	0.52	0.38
At December 31, 2015	4,634	$0.81	$0.41	$5,300	5.49

Exercisable at December 31, 2015	4,056	$0.73	$1.21	$477	6.1

The following table summarizes information about employee stock options outstanding at December 31, 2015:

	Outstanding Options			Vested Options
	Number			Number
	Outstanding	Weighted	Weighted	Exercisable	Weighted	Weighted
Range of	at	Averaged	Averaged	at	Averaged	Averaged
Exercise	December 31,	Remaining	Exercise	December 31,	Exercise	Remaining
Price	2015 (000's)	Life	Price	2015 (000's)	Price	Life
$0.20 - $0.42	2,522	5.90	$0.26	2,495	$0.26	5.96
$0.53 - $1.42	1,431	5.37	$0.87	1,009	$0.80	7.61
$1.80 - $3.80	637	4.30	$2.29	509	$2.26	5.39
$4.25 - $9.40	30	3.89	$5.57	30	5.57	3.89
$10.80 - $22.00	14	2.78	$14.87	14	$14.87	2.78
Outstanding options	4,634	5.49	$0.81	2,707	$0.55	6.28

F-20

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

15.	COMMITMENTS AND CONTINGENCIES

The Company has entered into distribution agreements with liquidated damages in case the Company cancels the distribution agreements without cause. Cause has been defined in various ways. It is management’s belief that no such agreement has created any liability as of December 31, 2015.

The Company entered into an office lease with a related party (see note 11) effective October 2015. The monthly rent amounts to $6,408 per month and the lease terminates in October 2020. Future annual minimum payments required under operating lease obligations at December 31, 2015 are as follows:

Future Minimum Lease Payments

2016	$77,803
2017	$82,792
2018	$85,276
2019	$87,834
2020	$75,016
Total	$408,721

16.	SUBSEQUENT EVENTS

We have evaluated events and transactions that occurred subsequent to December 31, 2015 through March 24, 2016, the date these financial statements were issued, for potential recognition or disclosure in the accompanying financial statements. We did not identify any events or transactions that should be recognized or disclosed in the accompanying financial statements.

F-21

Celsius Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

	June 30, 2016 (Unaudited)	December 31, 2015 (1)
ASSETS

Current assets:
Cash	$7,347,403	$10,128,320
Accounts receivable, net	3,059,167	2,127,060
Inventories, net	2,573,768	2,322,904
Prepaid expenses and other current assets	1,103,418	666,267
Total current assets	14,083,756	15,244,551

Property and equipment, net	26,281	21,319
Total Assets	$14,110,037	$15,265,870
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$1,574,408	$1,805,931
Accrued preferred dividend	262,486	190,847
Deferred revenue and other current liabilities	800,029	25,057
Total current liabilities	2,636,923	2,021,835

Long-term liabilities:
Line of credit note payable-related party	4,500,000	4,500,000
Total Liabilities	7,136,923	6,521,835

Stockholders’ Equity:
Preferred Stock, $0.001 par value; 2,500,000 shares authorized, 6,380 and 6,380 shares issued and outstanding at June 30, 2016 and December 31, 2015	6	6
Common stock, $0.001 par value; 75,000,000 shares authorized, 38,666,451 and 38,380,380 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	38,666	38,380
Additional paid-in capital	59,686,334	58,626,212
Accumulated deficit	(52,751,892)	(49,920,563)
Total Stockholders’ Equity	6,973,114	8,744,035
Total Liabilities and Stockholders’ Equity	$14,110,037	$15,265,870

(1)	Derived from Audited Financial Statements

The accompanying notes are an integral part of these consolidated financial statements

F-22

Celsius Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

	For the six months
	ended June 30,
	2016	2015
Revenue	$9,850,397	$9,304,910
Cost of revenue	5,566,354	5,438,221
Gross profit	4,284,043	3,866,689

Selling and marketing expenses	4,973,316	2,042,506
General and administrative expenses	1,855,000	1,891,385
Total operating expense	6,828,316	3,933,891

Income (Loss) from operations	(2,544,273)	(67,202)

Other Income (Expense):
Interest expense	(113,750)	(206,733)
Total Other Income (Expense)	(113,750)	(206,733)

Net Income (Loss)	$(2,658,023)	$(273,935)
Preferred stock dividend	(173,306)	(107,942)
Net Income (Loss) available to common stockholders	$(2,831,329)	$(381,877)

Income (Loss) per share:
Basic	$(0.07)	$(0.01)
Diluted	$(0.07)	$(0.01)
Weighted average shares outstanding:
Basic	38,461,318	27,885,006
Diluted	38,461,318	27,885,006

The accompanying notes are an integral part of these consolidated financial statements

F-23

Celsius Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended
	June 30, 2016	June 30, 2015
Cash flows from operating activities:
Net Loss	$(2,658,023)	$(273,935)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	7,368	17,851
Stock-based compensation expense	1,055,108	1,042,103
Changes in operating assets and liabilities:
Accounts receivable, net	(932,107)	537,451
Inventories net	(250,864)	241,765
Prepaid expenses and other current assets	(437,151)	(837,824)
Accounts payable and accrued expenses	(159,884)	434,219
Accrued preferred dividends	(173,306)	(107,942)
Deferred revenue and other current liabilities	774,972	(352,967)
Net cash provided by (used in) in operating activities	(2,773,887)	700,721

Cash flows from investing activities:
Purchase of property and equipment	(12,330)	-

Net cash (used in) investing activities	(12,330)	-

Cash flows from financing activities:
Borrowing under revolving note payable, related-party	-	450,000
Repayment on short term notes payable, related-party	-	(1,200,000)
Net proceeds from issuance of common stock	-	11,388,084
Proceeds from exercise of stock options	5,300	-
Payments on short term notes payable	-	(44,684)
Net cash (used in) financing activities	5,300	10,593,400
Net (decrease) increase in cash	(2,780,917)	11,294,121
Cash at beginning of the period	10,128,320	349,072
Cash at end of the period	$7,347,403	$11,643,193
Supplemental disclosures:
Cash paid during period for:
Interest	$113,750	$206,733
Income Taxes	$-	$-
Non-cash investing and financing activities:
Borrowing under short term notes payable for prepaid expense	$-	$91,099
Accrued preferred dividends	$86,652	$107,942
Preferred stock issuance in exchange for cancellation of revolving note payable, related-party	-	4,000,000
Conversion of convertible note to common shares, related-party	-	1,500,000
Conversion of accrued preferred dividend into preferred shares, related-party	-	180,000

The accompanying notes are an integral part of these consolidated financial statements

F-24

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Business —Celsius Holdings, Inc. (the “Company” or “Celsius Holdings”) was incorporated under the laws of the State of Nevada on April 26, 2005. On January 24, 2007, the Company entered into a merger agreement and plan of reorganization with Elite FX, Inc., a Florida corporation. Under the terms of the Merger Agreement, Elite FX, Inc. was merged into the Company’s subsidiary, Celsius, Inc. and became a wholly-owned subsidiary of the Company on January 26, 2007. In addition, on March 28, 2007 the Company established Celsius Netshipments, Inc. a Florida corporation as a wholly-owned subsidiary of the Company.

Since the merger, the Company is engaged in the development, marketing, sale and distribution of “functional” calorie-burning fitness beverages under the Celsius® brand name.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Consolidation Policy — The accompanying consolidated financial statements include the accounts of Celsius Holdings, Inc. and its subsidiaries. All material inter-company balances and transactions have been eliminated in consolidation.

Significant Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, reserves for inventory obsolescence, the useful lives and values of property and equipment, valuation of stock based compensation, and deferred tax asset valuation allowance.

Segment Reporting —Although the Company has a number of operating divisions, separate segment data has not been presented, as they meet the criteria for aggregation as permitted by ASC Topic 280, Segment Reporting, (formerly Statement of Financial Accounting Standards (SFAS) No. 131, Disclosed About Segments of an Enterprise and Related Information.) Our chief operating decision-maker is considered to be our Chief Executive Officer (CEO). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the CEO is identical to the information presented in the accompanying consolidated statement of operations. Therefore, the Company has determined that it operates in a single operating segment. For the six months ended June 30, 2016 and 2015 all material assets and revenues of the Company were in the United States except as disclosed in Note 2.

Concentrations of Risk — Substantially all of the Company’s revenue derives from the sale of Celsius® beverages.

The Company uses single supplier relationships for its raw materials purchases and filling capacity, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high-quality financial institutions. At times, balances in the Company’s cash accounts may exceed the Federal Deposit Insurance Corporation limit. At June 30, 2016 the Company had approximately $7.0 million in excess of the Federal Deposit Insurance Corporation limit but has incurred no losses with respect to these accounts.

F-25

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At June 30, 2016 and 2015, the Company had the following 10 percent or greater concentrations of revenue with its customers:

	2016	2015
A*	31.4%	58.3%
B	12.3%	1.0%
All other	56.3%	40.7%
Total	100.0%	100.0%

At June 30, 2016 and December 31, 2015, the Company had the following 10 percent or greater concentrations of accounts receivable with its customers:

	2016	2015
A*	54.3%	50.0%
B	7.4%	11.8%
All other	38.3%	38.2%
Total	100.0%	100.0%

*Revenues and receivables from customer A are derived from a distributor located in Sweden.

Cash Equivalents — The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents. At June 30, 2016 and December 31, 2015, the Company did not have any investments with maturities of three months or less.

Accounts Receivable — Accounts receivable are reported at net realizable value. The Company establishes an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, historical trends, and other information. Delinquent accounts are written-off when it is determined that the amounts are uncollectible. At June 30, 2016 and December 31, 2015, there was an allowance for doubtful accounts of $79,332 and $3,500.

F-26

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories — Inventories include only the purchase cost and are stated at the lower of cost or market. Cost is determined using the FIFO method. Inventories consist of raw materials and finished products. The Company reserves against inventory during the period in which such materials and products are no longer usable or marketable. At June 30, 2016 and December 31, 2015, the Company recorded a reserve of $112,807 and $329,075, respectively. The changes in reserve are included in cost of revenue. Free Samples are also recorded as cost of revenue.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful life of the asset generally ranging from three to seven years.

Impairment of Long-Lived Assets — In accordance with ASC Topic 360, “Property, Plant, and Equipment” the Company reviews the carrying value of long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair value.

Revenue Recognition — Revenue is derived from the sale of beverages. Revenue is recognized when persuasive evidence of an agreement exists, the products are delivered, sales price is fixed or determinable, and collectability is reasonably assured. Any discounts, slotting fees, sales incentives or similar arrangements with the customer are estimated at time of sale and deducted from revenue.

Deferred Revenue — From time to time the Company requires prepayments for deposits in advance of delivery of products and/or production runs. Such amounts are initially recorded as deferred revenue. The Company recognizes such revenue as it is earned in accordance with revenue recognition policies.

Advertising Costs — Advertising costs are expensed as incurred. The Company uses mainly radio, local sampling events, sponsorships, endorsements, and digital advertising. The Company incurred advertising expense of approximately $2.8 million and $0.9 million during the six months ending June 30, 2016 and 2015, respectively.

Research and Development — Research and development costs are charged to operations as incurred and consist primarily of consulting fees, raw material usage and test productions of beverages. The Company incurred there expenses of $45,800 and $24,900 during the six months ending June 30, 2016 and 2015, respectively.

Fair Value of Financial Instruments — The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximates fair value due to their relative short-term maturity and market interest rates.

F-27

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements - ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company did not have any assets or liabilities measured at fair value at June 30, 2016 and December 31, 2015.

Income Taxes — The Company accounts for income taxes pursuant to the provisions of ASC 740-10, “Accounting for Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized. The Company follows the provisions of the ASC 740 -10 related to, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

F-28

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued) —Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25 Definition of Settlement, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

The Company files its tax returns on a fiscal year September 30th tax year. The Company’s tax returns for tax years ended September 30, 2015, 2014, and 2013 remain subject to potential examination by the taxing authorities.

Earnings per Share — Basic earnings per share are calculated by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of shares issuable upon conversion of convertible debt, exercise of stock options and warrants (calculated using the reverse treasury stock method). As of June 30, 2016 there were options outstanding to purchase 5.6 million shares, which exercise price averaged $1.00, Series C Preferred Stock warrants outstanding to convert to 4.6 million common shares at $0.52 price per share and Series D Preferred Stock warrants outstanding to convert to 4.7 million common shares at $0.86 price per share. There were no other dilutive common shares equivalents, including convertible notes and warrants, as no common share equivalents had an exercise price below the ending closing price of the year. The effects of dilutive instruments have not been presented for the three and six months ended June 30, 2016, as the effects would be anti-dilutive.

F-29

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-Based Payments —Effective January 1, 2006, the Company has fully adopted the provisions of ASC Topic 718 “Compensation — Stock Compensation” and related interpretations. As such, compensation cost is measured on the date of grant at the fair value of the share-based payments. Such compensation amounts, if any, are amortized over the respective vesting periods of the grants. On April 30, 2015, the Company adopted the 2015 Stock Incentive Plan, This plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company's common stock or to receive monetary payments based on the value of such shares pursuant to Awards issued. The 2015 Plan permits the grant of options and shares for up to 5,147,000 shares. In addition, there is a provision for an annual increase of 15% of the issued shares under the plan to the shares included under the plan, with the shares to be added on the first day of each calendar year, beginning on January 1, 2016. On January 1st, 2016, the permitted number of available option grants increased 147,000 (see also note 12).

Shipping and Handling Costs — Shipping and handling costs for freight expense on goods shipped are included in cost of sales. Freight expense on goods shipped for six months ended June 30, 2016 and 2015 was $958,000 and $539,000, respectively.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In September 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”). ASU 2015-16 simplifies the accounting for adjustments made to provisional amounts recognized in a business combination by requiring the acquirer to (i) recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined, (ii) record, in the same period, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date, and (iii) present separately or disclose the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years, and interim periods within, beginning after December 15, 2015. Early adoption is permitted. The Company is evaluating the impact of the adoption of ASU 2015-16 on January 1, 2016 to its consolidated financial position or results of operations.

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Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability (consistent with debt discounts).

In August 2015, the FASB issued ASU No. 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting) (“ASU 2015-15”). ASU 2015-15 allows debt issuance costs related to line-of-credit agreements to be presented in the balance sheet as an asset. ASU 2015-03 and ASU 2015-15 are effective for fiscal years, and interim periods within, beginning after December 15, 2015. Early adoption is permitted. The Company has adopted ASU 2015-03 and ASU 2015-15 as of December 31, 2015; the adoption is not expected to have a material impact on its consolidated financial position or results of operations.

All new accounting pronouncements issued but not yet effective are not expected to have a material impact on our results of operations, cash flows or financial position.

Liquidity — These financial statements have been prepared assuming the Company will be able to continue as a going concern. At June 30, 2016, the Company had an accumulated deficit of $52,751,892 which includes a net loss available to common stockholders of $2,831,329 for the six months ended June 30, 2016. While these factors alone may raise doubt as to the Company’s ability to continue as a going concern, the proceeds remaining from the Company’s sale of common stock to an investor group on April 20, 2015 for a total of $11.5 million (see note 11) is deemed sufficient to alleviate substantial doubt regarding the Company’s ability to continue as a going concern.

3.	INVENTORIES

Inventories consist of the following at:

	June 30,	December 31,
	2016	2015

Finished goods	$2,459,786	$2,309,288
Raw Materials	226,789	342,691
Less: Inventory Reserve	(112,807)	(329,075)
Inventories, net	$2,573,768	$2,322,904

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Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets total $1,103,418 and $666,267, at June 30, 2016 and December 31, 2015, respectively, and consist mainly of prepaid consulting agreement with D3M Licensing Group, advertising, prepaid insurance, prepaid slotting fees, deposits on purchases, and customer deposits.

5.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	June 30,	December 31,
	2016	2015

Furniture and equipment	$276,825	$264,495
Less: accumulated depreciation	(250,544)	(243,176)
Total	$26,281	$21,319

Depreciation expense amounted to $7,368 and $17,851 during the six months ended June 30, 2016 and 2015, respectively

6.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at:

	June 30,	December 31,
	2016	2015

Accounts payable	$875,847	$1,207,353
Accrued expenses	698,561	598,578
Total	$1,574,408	$1,805,931

F-32

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

7.	DEFERRED REVENUE AND OTHER CURRENT LIABILITIES

Deferred revenue and other current liabilities consist of the following at:

	June 30,	December 31,
	2016	2015

Customer deposits	$793,380	$13,063
State bottle bill liability	6,649	11,994
Total	$800,029	$25,057

LINE OF CREDIT NOTE PAYABLE - RELATED PARTIES

Line of credit note payable - related parties consists of the following as of:

	June 30,	December 31,
	2016	2015
Note Payable – line of credit
In July 2010, the Company entered into a line of credit note payable with a related party which carries interest of five percent per annum. The Company can borrow up to $4,500,000. The Company has pledged all of its assets as security for the line of credit. The notes mature in January 2020, at which time the principal amount is due. During April 2015, the Company issued $4,000,000 of convertible series D preferred series in exchange for cancellation of $4,000,000 of this line.
Long-term portion	$4,500,000	$4,500,000

F-33

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

9.	PREFERRED STOCK – RELATED PARTY

On August 26, 2013, the Company entered into a securities purchase agreement (the “2013 Purchase Agreement”) with CDS Ventures of South Florida, LLC (“CDS”) and CD Financial, LLC (“CD”). CDS and CD are limited liability companies which are affiliates of Carl DeSantis, the Company’s principal shareholder. The Company issued 2,200 shares of its Series C Preferred Stock (the “Preferred C Shares”) in exchange for the conversion of a $550,000 short term loan from CDS and the conversion of $1,650,000 in indebtedness under the Company’s line of credit with CD (the “CD Line of Credit”). The Preferred C Shares can be converted into Company common stock at any time until December 31, 2018 at a conversion price of $0.52 per share. The conversion price per share is based on the weighted average of the ten daily VWAPs for the 10 trading days immediately preceding the closing date of August 26, 2013. The Preferred C Shares accrue a 6% annual cumulative dividend, payable in additional Preferred C Shares. The Preferred C Shares are mandatorily redeemable on December 31, 2018 and are redeemable only in shares of the Company’s common stock. In April 2015, the Company issued 180 Preferred C Shares valued at $180,000 in settlement of $180,000 in accrued preferred C dividends. As of June 30, 2016, $211,930 of dividends has been accrued. The Preferred C Shares mature on December 31, 2018 and are redeemable only in exchange for shares of Company common stock.

On April 16, 2015, the Company entered into an amendment to its existing Loan and Security Agreement (the “Amendment”) with CD an affiliate of CDS Ventures and Mr. DeSantis. Pursuant to the Amendment, the outstanding principal amount of the CD Line of Credit was reduced by $4.0 million, which amount was converted into 4,000 shares of a newly-designated Series D Preferred Stock (the “Preferred D Shares”). This related party was given a conversion price of $0.86 per common share, whereas other investors purchased common shares at $0.89 in the private placement, as discussed in note 12. The difference of $0.03 per share, which resulted in $139,535, was recorded as a dividend in accordance with ASC 470-20-35, subsequent measurement for debt with conversion and other options. The Preferred D Shares can be converted into Company common stock at any time until the expiration date of the line of credit in 2020 or its earlier satisfaction in full, at a conversion price of $0.86 per share. The Preferred D Shares accrue a 5% annual cumulative cash dividend, payable quarterly and accords the holders thereof voting rights on an “as converted” basis. As of June 30, 2016, $50,556 of dividends has been accrued regarding these shares.

F-34

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

10.	RELATED PARTY TRANSACTIONS

The Company’s office is rented from a company affiliated with CD which is controlled by our majority shareholder Carl DeSantis (see note 13). Currently, the lease expires on October 2020 with monthly rent of $6,408. The rental fee is commensurate with other properties available in the market.

In April 2015, the Company entered into a strategic marketing and advisory services agreement with All Def Digital. Tim Leissner, a director and shareholder of the Company is also a director and shareholder in All Def Digital. For the six months ending as of June 30, 2016, the Company has paid All Def Digital $152,438, for services relating to the strategic marketing and advisory services agreement.

Other related party transactions are discussed in notes 8 and 9.

11.	STOCKHOLDERS’ EQUITY (DEFICIT)

Issuance of common stock pursuant to services performed

In April 2016, the Company issued a total 250,000 “restricted” shares of its common stock as compensation pursuant to celebrity endorsement agreements at a fair value of $560,000, or $2.24 per share representing the closing stock price on that date.

Issuance of common stock pursuant to conversion of note

In April 2015, the Company issued 5,000,000 unregistered common shares upon conversion of $1,500,000 of convertible notes, at contractual terms.

Issuance of common stock pursuant to private placement

In April 2015, the Company issued a total of 12,921,348 shares of common stock at $0.89 per share for gross proceeds of $11.5 million (see note 2). Expenses incurred of $111,841 were charged to additional paid in capital and the Company received net proceeds of $11,388,159.

Issuance of preferred stock pursuant to private placement

Refer to note 9 for discussion on preferred stock issuances.

Issuance of common stock pursuant to exercise of stock options

During the six months ended June 30, 2016, the Company issued an aggregate of 36,071 shares of its common stock pursuant to the exercise of stock options granted under the Company’s 2006 Stock Incentive Plan. The Company received aggregate proceeds of $5,300 for options exercised for cash, with the balance of the options having been exercised on a “cashless” basis.

F-35

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

12.	STOCK-BASED COMPENSATION

The Company adopted an Incentive Stock Plan on January 18, 2007. This plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company's common stock or to receive monetary payments based on the value of such shares pursuant to Awards issued. While the plan terminates 10 years after the adoption date, issued options have their own schedule of termination. During 2013 the majority of the shareholders approved to increase the total available shares in the plan from 2.5 million to 3.5 million shares of common stock. During May 2014, the majority of the shareholders approved to increase the total available shares in the plan from 3.5 million to 4.25 million shares of common stock, during February 2015, the majority of the shareholders approved to increase the total available shares in the plan from 4.25 million to 4.6 million shares of common stock and during April 2015, the majority of the shareholders approved to increase the total available shares in the plan from 4.6 million to 5.1 million shares of common stock. Until 2017, options to acquire shares of common stock may be granted at no less than fair market value on the date of grant. Upon exercise, shares of new common stock are issued by the Company.

The Company adopted the 2015 Stock Incentive Plan on April 30, 2015. This plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company's common stock or to receive monetary payments based on the value of such shares pursuant to Awards issued. The 2015 Plan permits the grant of options and shares for up to 5,147,000 shares. In addition, there is a provision for an annual increase of 15% of the issued shares under the plan to the shares included under the plan, with the shares to be added on the first day of each calendar year, beginning on January 1, 2016. On January 1st, 2016, the permitted number of available option grants increased 147,000 (see also note 2).

Cumulatively since inception, the Company has issued options to purchase approximately 5.6 million shares at an average price of $1.00 with a fair value of $1.1 million. For the six months ended June 30, 2016 and 2015, the Company recognized an expense of $495,108 and $1,042,103, respectively, of non-cash compensation expense (included in General and Administrative expense in the accompanying Consolidated Statement of Operations) determined by application of a Black Scholes option pricing model with the following inputs: exercise price, dividend yields, risk-free interest rate, and expected annual volatility. As of June 30, 2016, the Company had approximately $2,361,716 of unrecognized pre-tax non-cash compensation expense, which the Company expects to recognize, based on a weighted-average period of 3 years. The Company used straight-line amortization of compensation expense over the two to three year requisite service or vesting period of the grant. There are options to purchase approximately 4.3 million shares that have vested, of which 307,000 shares were exercised as of June 30, 2016.

F-36

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

12.	STOCK-BASED COMPENSATION (CONTINUED)

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards and warrant issuances. The calculation of the fair value of the awards using the Black - Scholes option-pricing model is affected by the Company’s stock price on the date of grant as well as assumptions regarding the following:

	Six months ended June 30,
	2016	2015
Expected volatility	381% - 390%	306%
Expected term	4 Years	4 Years
Risk-free interest rate	1.23% - 1.36%	0.91% - 1.69%
Forfeiture Rate	0.00%	0.00%
Expected dividend yield	0.00%	0.00%

The expected volatility was determined with reference to the historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate in effect at the time of grant.

A summary of the status of the Company’s outstanding stock options as of June 30, 2016 and changes during the period ending on that date is as follows:

		Weighted Average	Aggregate	Average
		Exercise	Intrinsic	Remaining
	Shares	Price	Value	Term (Yrs)
Options
Balance at December 31, 2015	4,634,166	$0.81	$5,346,349	5.49
Granted	1,008,500	$1.98
Exercised	(40,000)	$0.42
Forfeiture and cancelled	(89,301)	$2.07
At June 30, 2016	5,513,365	$1.02	$1,154,756	5.50

Exercisable at June 30, 2016	4,280,115	$0.78

F-37

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

13.	COMMITMENTS AND CONTINGENCIES

The Company has entered into distribution agreements with liquidated damages in case the Company cancels the distribution agreements without cause. Cause has been defined in various ways. It is management’s belief that no such agreement has created any liability as of June 30, 2016.

The Company entered into an office lease with a related party (see note 10) effective October 2015. The monthly rent amounts to $6,408 per month and the lease terminates in October 2020. Future annual minimum payments required under operating lease obligations at June 30, 2016 are as follows:

Future Minimum Lease Payments

Year ending December 31,
2016	$38,448
2017	$82,792
2018	$85,276
2019	$87,834
2020	$75,016
Total	$369,366

14.	SUBSEQUENT EVENTS

We have evaluated events and transactions that occurred subsequent to June 30, 2016 through August 11, 2016, the date these financial statements were issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures shown and presented below, we did not identify any events or transactions that should be recognized or disclosed in the accompanying financial statements.

Lease Agreement – On July 25th, 2016 we amended our existing lease for 2424 North Federal Hwy. Suite 208, Boca Raton, FL 33431. This amended lease is effective on September 1, 2016, the term of the lease shall be extended for a period of fifty months so that the termination date shall be October 31, 2020.

F-38

Celsius Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

June 30, 2016

14.	SUBSEQUENT EVENTS (CONTINUED)

Future Minimum Lease Payments

Year ending December 31,
2016	$50,052
2017	$113,460
2018	$116,718
2019	$120,080
2020	$103,250
Total	$503,560

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